2002 中期報告 Interim Report



恒生銀行
HANG SENG BANK

目錄

CONTENTS

		二零零二年六月三十日 30 June 2002	二零零一年六月三十日 30 June 2001	二零零一年十二月三十一日 31 December 2001
半年期內	**For the half-year ended**	**HK$m**	HK$m	HK$m
扣除準備金前之營業溢利	Operating profit before provisions	**5,849**	5,967	5,536
營業溢利	Operating profit	**5,568**	5,946	5,133
除稅前溢利	Profit before tax	**5,978**	6,183	5,331
股東應得之溢利	Attributable profit	**5,220**	5,375	4,739
每股計	**Per share**	**HK$**	HK$	HK$
每股盈利	Earnings per share	**2.73**	2.81	2.48
每股股息	Dividends per share	**2.10**	2.10	2.80
於期末	**At period end**	**HK$m**	HK$m	HK$m
股東資金	Shareholders' funds	**44,285**	45,183	45,071
總資產	Total assets	**470,606**	482,617	474,787
比率	**Ratios**	**%**	%	%
半年期內	*For the half-year ended*			
平均股東資金回報率	Return on average shareholders' funds	**23.8**	24.4	21.4
成本對收入比率	Cost:income ratio	**23.7**	23.8	28.8
平均流動資金比率	Average liquidity ratio	**43.4**	46.0	45.2
於期末	*At period end*			
總資本比率*	Total capital ratio*	**15.4**	15.8	15.3
第一級資本比率*	Tier 1 capital ratio*	**12.6**	12.6	12.3

* *資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

* *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

二零零二年上半年香港經濟仍然呆滯，銀行業經營環境充滿挑戰。恒生銀行之股東應得溢利為港幣五十二億二千萬元，較二零零一年上半年下降百分之二點九，但與二零零一年下半年比較，則上升百分之十點一。平均股東資金回報率為百分之二十三點八，而二零零一年同期則為百分之二十四點四。

鑑於本行業務基礎雄厚，董事會宣佈派發第一次中期股息每股港幣二元一角，與二零零一年相同。

在銀行業競爭激烈、息差持續受壓、市場流動資金充裕及信貸需求疲弱之經營環境下取得此業績實不容易。

恒生繼續加強發展與客戶關係，並透過審慎經營及拓展高收益業務為股東增值。

自本行於一九九九年一月推行「增值管理」策略以來，至二零零二年六月三十日，股東總回報達百分之五十三點一，較同期恒生指數成份股之平均回報百分之十六點二，高出超逾兩倍，而股東之實質增值達港幣七百零三億元。

至於經濟盈利 (即除稅後溢利減投入資本之成本計算)，於二零零二年上半年為港幣二十九億元。

恒生憑藉雄厚實力及卓越服務，於今年六月，獲《金融亞洲》雜誌推選為香港最佳本地銀行。本行亦於四月在該雜誌之最積極為股東增值公司評選中名列第三位。

恒生現為超逾三分一之香港市民提供服務，並繼續加強與客戶關係，從而擴展客戶基礎，及爭取更多分惠。透過市場分層策略、全面理財服務及有效之銷售渠道，亦有助本行在市場中佔取有利位置。

全力拓展高收益及高增值之理財業務及商業銀行業務，是本行業務策略重要的一環。於二零零二年上半年，理財業務錄得令人鼓舞之增長，其中服務費及佣金淨收入大幅上升百分之二十七點六。

內地業務有幾項重要之發展。上海及廣州分行已自七月起為內地居民及企業提供外幣銀行服務，而深圳分行亦於八月五日推出此項服務。至於上海分行則會於短期內為外籍人士以及外資企業提供人民幣銀行服務。

本行員工一向勤奮，貢獻良多，本人謹致以衷心謝意。由於經營環境困難，本行宣佈於二零零二年作四年內第三次凍薪。

本行參與滙豐集團兩項優先認股計劃之員工人數，於二零零二年上半年增加六百零四人，達六千九百四十人。

希慎興業有限公司之主席兼常務董事利定昌先生，於八月三日加入本行董事會，本人謹代表董事會敬表歡迎。

期望二零零二年下半年轉口貿易能夠復甦並為香港經濟帶來轉機，但復甦步伐仍將緩慢。本地需求及投資意欲在失業率高企及資產價值下調之情況下亦會持續疲弱。

恒生將專注成本控制及信貸風險管理，並繼續發展更有利之長遠客戶關係及分散收入來源，以期為股東增值。本行亦會進一步擴展內地業務，為未來發展作好準備。

本行不斷精益求精，繼續為股東增值及為客戶提供優質服務。

艾爾敦

董事長

香港　二零零二年八月五日

CHAIRMAN'S STATEMENT

With the Hong Kong economy remaining sluggish and the banking environment challenging in the first half of 2002, Hang Seng Bank achieved an attributable profit of HK$5,220 million, a reduction of 2.9% from the first half of 2001 but an increase of 10.1% compared with the second half of that year. The return on average shareholders' funds was 23.8%, compared with 24.4% for the same period in 2001.

In view of the Bank's sound business fundamentals, the Directors have declared a first interim dividend of HK$2.10 per share, unchanged from 2001.

These results were achieved in a banking environment of intense competition, continuing pressure on margins, surplus liquidity and weak loan demand.

Hang Seng strengthened its focus on deepening customer relationships, prudent banking and higher margin, value-creating activities to increase shareholder value.

Between January 1999, when our Managing for Value strategy was implemented, and 30 June 2002, the Bank achieved a total return of 53.1% for shareholders. This was more than double the average return of 16.2% recorded by Hang Seng Index constituents over the same period. In absolute terms, total shareholder value increased by HK$70.3 billion.

Economic profit – the difference between post-tax profit and the cost of invested capital – was HK$2.9 billion in the first half of 2002.

Hang Seng's financial strengths and high standards were recognised when in June, it was named the Best Local Bank in Hong Kong by *FinanceAsia* magazine. The Bank was also ranked number 3 for the strongest commitment to enhancing shareholder value in Hong Kong by the same magazine in April.

Hang Seng continues to expand its large franchise through customer relationship enhancement and gaining a greater share of customers' financial spending. Our segmentation strategies, one-stop financial solutions and efficient distribution network offer us a strong advantage in the market, where we serve more than one-third of Hong Kong's population.

We are concentrating on the higher margin, value-creating activities of wealth management and commercial banking. In the first half of 2002, encouraging growth was recorded in our wealth management services, reflected in the significant rise of 27.6% in net fees and commissions.

Several developments mark a milestone in our mainland China business. Our Shanghai and Guangzhou branches began offering foreign currency services to mainland Chinese residents and enterprises in July, while the Shenzhen branch launched the services on 5 August 2002. The Shanghai branch will launch renminbi services for expatriates and foreign-invested enterprises shortly.

I am grateful to our hard-working staff for their contributions to the Bank's success. In the difficult operating environment, we announced our third salary freeze in four years for 2002.

The total number of staff participating in the HSBC Group's two employee share plans increased by 604 to 6,940 in the first half of 2002.

Mr Peter Lee Ting Chang, JP, Chairman and Managing Director of Hysan Development Company Limited, joined the Board of Directors on 3 August. We extend our warm welcome to him.

In the second half of 2002, a hoped-for recovery in re-exports should lead to a modest rebound in the Hong Kong economy but the pace of recovery will probably be slow. Domestic demand and investment are likely to remain subdued in view of high unemployment and weak asset prices.

Hang Seng will focus on cost control and credit risk management while continuing to build more profitable long-term customer relationships and diversifying income sources to increase shareholder value. We shall also further expand our operations in mainland China to pave the way for future growth.

Our commitment to excellence will be demonstrated continuously by delivering maximum value to shareholders and premium service to customers.

David Eldon
Chairman
Hong Kong, 5 August 2002

恒生銀行二零零二年上半年之業績，反映本行成功之業務策略，以及經營環境之困難。

其他營業收入在本行銳意擴展非利息收入之下，上升百分之十四點六，佔總營業收入百分之二十八點九，而二零零一年上半年則佔百分之二十四點七。本行嚴格控制成本，營業支出因而下降百分之二點七。

然而，本行業績受到淨利息收入下降百分之七點六之影響，主要因為利率低企導致來自無利息成本資金之收益減少。

扣除準備金前之營業溢利為港幣五十八億四千九百萬元，較二零零一年上半年下降港幣一億一千八百萬元，或百分之二。若與二零零一年下半年相比，扣除準備金前之營業溢利則上升百分之五點七。

非利息收入上升，反映本行之理財業務取得良好發展。本行繼續推出創新理財產品，以迎合不同客戶之需求及加強與客戶關係。商業銀行業務及內地業務亦取得理想之進展。

財務概況

除稅前溢利為港幣五十九億七千八百萬元，較二零零一年上半年下降百分之三點三，但與二零零一年下半年比較，則上升百分之十二點一。

淨利息收入下降百分之七點六，為港幣五十四億五千三百萬元。賺取利息之平均資產下降百分之四點一，為港幣四千四百二十二億八千四百萬元。雖然淨息差增加十七個基點至百分之二點三八，但無利息成本資金之收益則減少二十六個基點至百分之零點一一，導致淨利息收益率下跌九個基點至百分之二點四九。

定息證券之收益因資金利息成本下降而受惠，令整體淨息差上升。低成本儲蓄存款增加及定期存款賺取之息差擴闊亦令淨息差上升，惟此等有利因素部份為樓宇按揭之平均息率進一步下降所抵銷。

來自無利息成本資金之收益亦受市場利率大幅下滑所影響，令淨利息收入較二零零一年上半年減少港幣六億二千三百萬元。

其他營業收入增加百分之十四點六，達港幣二十二億一千二百萬元，其中服務費及佣金淨收入大幅上升百分之二十七點六，達港幣十四億三千四百萬元，反映本行成功拓展理財業務。

本行嚴格控制成本得宜，令營業支出下降百分之二點七，為港幣十八億一千六百萬元。一向已屬較低之成本對收入比率較二零零一年上半年進一步下降零點一個百分點至百分之二十三點七。

由於經濟疲弱，呆壞賬淨提撥於二零零二年上半年達港幣二億八千一百萬元，而二零零一年上半年則受惠於較多之準備撥回及呆壞賬收回，為港幣二千一百萬元。

為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備下降百分之八點三，為港幣五億二千八百萬元，其中企業貸款及住宅按揭貸款之特殊提撥減少而信用卡貸款及個人貸款之特殊提撥則增加。呆壞賬收回及準備撥回下降百分之五十五點五，為港幣二億四千七百萬元，減幅主要來自企業貸款及的士貸款。

總準備對客戶貸款比率由二零零一年底之百分之一點五五，下降至百分之一點三八。特殊準備對總客戶貸款比率下跌零點一六個百分點至百分之零點七五，而一般準備則微降至百分之零點六三。

客戶貸款呆壞賬 (已扣除懸欠利息) 較二零零一年底下降港幣二億零八百萬元，或百分之三點四，為港幣五十九億六千六百萬元。呆壞賬對總客戶貸款比率亦由六個月前之百分之二點七改善至百分之二點六。

本行維持雄厚之流動資金及充裕資本。二零零二年上半年之平均流動資金比率為百分之四十三點四，而去年上半年則為百分之四十六。二零零二年六月三十日之總資本比率為百分之十五點四，而六個月前則為百分之十五點三。第一級資本比率為百分之十二點六，去年底則為百分之十二點三。

業務發展

本行之主要業務分為五大類別，以長線增值及迅速回應客戶需求為目標。

個人銀行業務仍然為本行盈利之主要來源，佔除稅前溢利港幣五十九億七千八百萬元之百分之四十九點七。商業銀行業務之營業溢利，佔除稅前溢利百分之九點七；工商及金融機構業務及財資業務之營業溢利，則分佔除稅前溢利百分之八及百分之十七點三。其他業務之溢利，主要來自股東資金、行址投資、物業投資及長期證券投資，共佔除稅前溢利百分之十五點三。

往來、儲蓄及其他存款較二零零一年底下降百分之一點五，為港幣四千零八十三億元。期內客戶將資金從定期存款轉為儲蓄及往來存款，反映客戶在低利率之環境下，選擇持有較多流動資金。

客戶貸款 (已扣除懸欠利息及準備金) 在經濟環境不明朗導致信貸需求疲弱之情況下，仍上升百分之一點五，達港幣二千二百五十七億元。

製造業貸款增加百分之二十點七，反映本行致力發展中小型企業業務。貿易融資隨着本港之轉口貿易於二零零二年上半年開始轉好而錄得百分之六之增長。

向內地關連企業之總貸款增加百分之三點八，達港幣九十九億元，佔本行於六月底之總貸款額百分之四點三。

住宅按揭貸款在競爭激烈之市況下仍持續增長。惟政府「居者有其屋計劃」之按揭貸款則受二零零一年九月至二零零二年六月期間政府停售居屋影響而下降。

由於新做按揭之息率持續下調，加上現有客戶亦有要求調低按揭息率，令未計現金回贈優惠之住宅按揭組合 (不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款) 平均收益率，於二零零二年上半年下降至最優惠利率減一百三十八個基點。而二零零一年上半年及下半年則分別為最優惠利率減六十五個基點及最優惠利率減一百零三個基點。

主要業務

個人銀行業務之除稅前溢利較去年同期上升百分之七點七。儘管按揭息率持續下滑，淨利息收入仍因客戶存款轉向較低成本之儲蓄存款而微升。

其他營業收入大幅上升百分之三十一點五，反映本行拓展理財業務之成效。理財業務 (包括投資及保險服務) 之收入於二零零二年上半年增加百分之六十二點一，達港幣八億零九百萬元。

投資基金業務表現出色。零售投資基金之管理及分銷費收入增加百分之二百一十點五，達港幣四億七千二百萬元。

零售投資基金包括廣受歡迎之恒生精選基金系列之銷售額，達港幣一百五十二億元，較去年同期上升百分之一百五十六點四。至六月三十日，恒生精選基金系列下共有四十八隻零售基金，其中包括三十隻保本基金，其數目為全港保本基金系列之冠。

由恒生之資產管理業務及私人銀行業務所管理之資金於上半年上升港幣一百一十三億元，或百分之四十四點五，達港幣三百六十六億元。

人壽保險業務發展良好，人壽保險銷售佣金增加百分之五十九點六，達港幣一億四千二百萬元。

證券經紀之佣金及有關服務收入上升百分之三點二，達港幣一億三千萬元。

綜合戶口已成為本行與客戶發展全方位理財及促銷理財服務產品的主要渠道。於二零零二年上半年，本行增設二十六間專為高資產值客戶而設之優越理財中心，總數達五十九間。四月推出之「翱翔」理財，為客戶提供各項時尚生活之專享優惠。本行亦於二月推出「財通萬里」個人銀行服務綜合戶口，方便穿梭內地與香港之客戶。

信用卡貸款及其他個人貸款 (主要為稅務及私人貸款)，分別上升百分之三及百分之十四點八，符合本行分散貸款組合之策略。

商業銀行業務之除稅前溢利下跌百分之十五點八，雖然貿易融資及製造業貸款有滿意之增長，惟淨利息收入受到借貸息差收窄而減少。商業銀行業務之業績亦受到強積金服務收入下降及去年同期有較大額之呆壞賬收回及準備撥回所影響。

鑑於香港商業以中小型企業為主，本行於五月成立商務理財業務處，加強為中小型企業客戶提供服務。

工商及金融機構業務之除稅前溢利下降百分之十七點一。此業績受到企業貸款息差收窄、與信貸安排有關之收入減少及呆壞賬收回較去年同期為少所影響。

財資業務之除稅前溢利大幅上升百分之十九點二。利息收入因持有之定息債券在利率低企之環境下持續受惠而增加百分之十三點七。其他營業收入因買賣溢利及企業財資業務收入增加而上升。出售債務證券之溢利亦有增加。

本行的內地業務亦隨着中國加入世貿後開放金融業而有多項重要發展。

上海及廣州分行已自本年七月起，為內地居民及企業提供外幣銀行服務，而深圳分行亦於八月五日推出此項服務。同時，廣州分行已於本年七月設立優越理財中心，而上海分行則於八月五日遷往面積更大及位於地下的新行址，並增設優越理財中心，及將於短期內為外籍人士及外資企業提供人民幣銀行服務。此等發展均有助內地分行擴大客戶基礎，及促進存款與貸款業務。

此外，恒生證券有限公司亦已獲中國證券監督管理委員會批准於上海開設代表處。

於一月，本行在台北設立首間辦事處。

網上銀行服務自二零零零年八月推出以來，已成為本行多元化綜合銷售網絡的重要一環。

於六月底，登記使用網上銀行服務之客戶上升至超逾二十萬零七千名，較六個月前增加約百分之十七。網上交易佔本行總交易數目增至約百分之十，而經由網上進行之證券買賣交易佔總證券買賣交易之數目，亦上升至約百分之五十五。

在國際互聯網評級公司NetValue就香港各大銀行網站的調查中，本行的主要網站www.hangseng.com於二零零一年十二月在瀏覽人次方面名列第二。

此外，於二零零二年上半年，經櫃枱進行的交易佔總交易數目，由去年同期之百分之十七點五，下降至百分之十六點三，使分行能更專注產品銷售。

良好企業公民

本行透過慈善及贊助項目回饋社會，重點在教育、社區服務及體育方面。

自一九九五年起，本行透過獎學金計劃撥出超過港幣二千七百萬元，受惠學生逾四百三十名。今年九月，再有六名本港及內地學生根據「恒生銀行海外留學獎學金計劃」獲頒獎學金前赴海外進修，令此計劃之受惠學生總數增加至二十八名。

本行連續第五次贊助之「恒生銀行之協助警方撲滅青少年罪行比賽」，今年共有十萬零八千七百一十四人參加，為警方舉辦之單項撲滅罪行比賽中參與人數最高之一次。

今年到目前為止，「恒生乒乓球學院」共舉辦一百四十項活動及比賽，參加人數近八千名。二零零二年度「恒生學界盃」合共有一千五百八十一名球員報名參賽，較去年增加百分之二十。連同對「恒生乒乓球學院」的贊助，在一九九一年至二零零三年期間，本行於推廣乒乓球運動之贊助，合共超過港幣一千六百萬元。本行並於四月獲國際傳播專業人士協會頒發Gold Quill Award獎項，以表揚本行對成立「恒生乒乓球學院」之貢獻。

展望

於二零零二年下半年，由於面對市場競爭激烈、息差受壓、流動資金充裕，以及貸款需求疲弱等因素，銀行業之經營環境仍將艱難。

恒生會憑藉雄厚的財務實力、龐大的客戶基礎、卓著的商譽，以及高效率的運作等優勢，致力為股東增值。

本行將繼續擴大客戶基礎，採用嶄新資訊科技，及拓展內地業務。

我們會專注發展高收益之業務，主要為理財服務及商業銀行服務。為與客戶建立更密切的關係，我們會致力提供時尚的銀行服務，並加強市場分層策略及配合客戶需要作跨部門銷售策略。此外，亦會努力拓展中小型企業客戶市場。

本行將善用資訊科技為客戶提供更靈活方便和更具效益的服務。網上銀行服務將會進一步提升。

內地充滿商機，本行將繼續在內地重點城市增設分行及辦事處，以發展更多元化的服務。本行經已遞交開設南京分行及上海浦西支行，以及將北京代表處升格為分行的申請。

本行亦已申請在內地提供個人網上銀行服務。同時，恒生投資管理有限公司經已申請在深圳開設代表處。

本行會繼續審慎理財，注重資產質素及成本控制，並將進一步精簡運作，以提高效益。

憑藉良好的業績紀錄，以及行之有效的增長策略，並配合股東、客戶及員工的一貫支持，本行已為迎接未來的挑戰作好準備。



鄭海泉

副董事長兼行政總裁

香港　二零零二年八月五日

Hang Seng Bank's results in the first half of 2002 reflect both the success of our key strategies and the impact of the unfavourable operating environment.

Our focus on expanding non-interest income resulted in other operating income growing by 14.6% and contributing 28.9% of total operating income, compared with 24.7% for the first half of 2001. Our strict cost discipline resulted in a 2.7% reduction in operating expenses.

The results were, however, affected by a 7.6% reduction in net interest income, mainly attributable to the decline in free funds' contribution in the low interest rate environment.

Operating profit before provisions was HK$5,849 million, a fall of HK$118 million, or 2.0%, from the first half of 2001. However, compared with the second half of 2001, operating profit before provisions rose by 5.7%.

The increase in non-interest income indicated good progress in our wealth management initiatives. We continued to launch innovative financial services to meet more sophisticated customer needs and deepen customer relationships. Firm inroads were also made in growing our commercial banking business and mainland China operations.

Financial highlights

Profit before tax amounted to HK$5,978 million, a reduction of 3.3% from the first half of 2001 but an increase of 12.1% compared with the second half of 2001.

Net interest income decreased by 7.6% to HK$5,453 million, while average interest-earning assets fell by 4.1% to HK$442,284 million. Net interest spread improved by 17 basis points to 2.38%. This was, however, more than offset by a reduction of 26 basis points in the contribution from net free funds to 0.11%, leading to a 9 basis point compression in the net interest margin to 2.49%.

Net interest spread benefited from improved spreads on holdings of fixed rate securities in a lower interest rate environment, growth in lower cost savings deposits and a wider spread earned on time deposits. These were partly offset by a further decline in the average yield on the mortgage portfolio.

The contribution from net free funds was affected by the sharp fall in market interest rates, resulting in a reduction of HK$623 million in net interest income compared with the first half of 2001.

Other operating income rose by 14.6% to HK$2,212 million, with the strong growth of 27.6% in net fees and commissions to HK$1,434 million reflecting our success in delivering wealth management services.

Reflecting the Bank's strict cost discipline, operating expenses fell by 2.7% to HK$1,816 million. The already low cost:income ratio fell further by 0.1 percentage point to 23.7%, compared with the first half of 2001.

In the weak economy, the net charge for bad and doubtful debts for the first half of 2002 amounted to HK$281 million, against the comparative figure of HK$21 million which benefited significantly from the exceptionally high releases and recoveries during the first half of 2001.

New and additional specific provisions were reduced by 8.3% to HK$528 million, with the reduction in specific charges for corporate accounts and residential mortgages offsetting the rise in specific charges for card advances and personal loans. Releases and recoveries, mainly in corporate accounts and taxi loans, reduced by 55.5% to HK$247 million.

The ratio of total provisions as a percentage of gross advances fell to 1.38%, compared with 1.55% at the end of 2001. Specific provisions decreased by 0.16 percentage point to 0.75% and general provisions fell slightly to 0.63%.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$208 million, or 3.4%, to HK$5,966 million, compared with the end of 2001. There was an improvement in the ratio of gross non-performing advances to total gross advances to 2.6% from 2.7% six months earlier.

We maintained strong liquidity and remained well capitalised. The average liquidity ratio for the first half of 2002 was 43.4%, compared with 46.0% for the year-earlier period. The total capital ratio at 30 June 2002 was 15.4%, compared with 15.3% six months earlier, and the tier 1 capital ratio was 12.6%, compared with 12.3%.

Business performance

Our businesses are divided into five lines that aim at long-term higher-value creation and speedy response to customer needs.

Personal financial services remained the major profit contributor, providing 49.7% of the HK$5,978 million profit before tax. Commercial banking contributed 9.7% of pre-tax profit, corporate and institutional banking 8.0% and treasury 17.3%. Other businesses, which mainly represent management of shareholders' funds and investments in premises, investment properties and long-term equities, provided 15.3% of pre-tax profit.

Current, savings and other deposit accounts declined by 1.5% to HK$408.3 billion compared with the end of 2001. There was a shift of funds from time deposits to savings and current accounts, reflecting customers' preference for liquidity in the low interest rate environment.

Advances to customers (after deduction of interest in suspense and provisions) recorded growth of 1.5% to HK$225.7 billion, despite subdued loan demand in the uncertain economic environment.

Lending to the manufacturing sector grew by 20.7%, reflecting the Bank's efforts in developing middle market and small corporate relationships. Trade finance recorded growth of 6.0%, as Hong Kong's re-export trade began to pick up in the first half of 2002.

Total advances to Mainland-related entities grew by 3.8% to HK$9.9 billion and accounted for 4.3% of total advances at the end of June.

Residential mortgages continued to grow amid intense market competition. However, Government Home Ownership Scheme (GHOS) mortgages decreased following the imposition of a moratorium on GHOS sales between September 2001 and June 2002.

As a result of the continued reduction in the pricing of new mortgages and the repricing of existing loans, the average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 138 basis points below BLR for the first half of 2002, before accounting for the effect of cash incentive payments. This compared with 65 basis points and 103 basis points below BLR in the first and second halves of 2001 respectively.

Major businesses

In personal financial services, growth of 7.7% in profit before tax was recorded, compared with the same period last year. Net interest income improved slightly, benefiting from the shift of customer deposits to lower cost savings although mortgage yields continued to fall.

The strong growth of 31.5% in other operating income reflected the success of wealth management initiatives. Comprising investment and insurance services, wealth management recorded a rise in contribution of 62.1% to HK$809 million for the first half of 2002.

The investment fund business performed impressively. A rise of 210.5% to HK$472 million in fees from distribution and management of retail investment funds was recorded.

Sales of retail investment funds, including the popular Hang Seng Investment Series, amounted to HK$15.2 billion, an increase of 156.4% over the same period last year. The Investment Series comprised a total of 48 retail funds at 30 June, including 30 capital guaranteed funds – the largest series of guaranteed funds in Hong Kong.

Total funds under management by Hang Seng's asset management and private banking business units grew by HK$11.3 billion, or 44.5%, to HK$36.6 billion during the first half of the year.

The life insurance business reported good progress, with growth of 59.6% to HK$142 million in life insurance distribution commissions.

There was a 3.2% increase to HK$130 million in securities broking and related income.

Our integrated accounts have become a major platform to strengthen total customer relationships and expand wealth management services. In the first half of 2002, the number of Prestige Banking Centres for affluent customers increased by 26 to 59. Stamina Banking was launched in April, offering a wide variety of lifestyle privileges. ezLink Financial Services, an integrated account for customers commuting between Hong Kong and the Mainland, was introduced in February.

Credit card advances and other lending to individuals, mainly tax and personal loans, grew by 3.0% and 14.8% respectively, in line with the Bank's strategy to diversify its loan portfolios.

Commercial banking recorded a decrease of 15.8% in profit before tax. Despite the satisfactory growth in trade finance and other lending to the manufacturing sector, net interest income suffered from the reduction in lending margins. The operating result was also affected by a reduction in Mandatory Provident Fund service income and the substantial release and recovery of bad and doubtful debts in the same period last year.

A Business Banking Division was set up in May to increase our focus on small and medium-sized enterprises (SMEs), which make up the cornerstone of Hong Kong's businesses.

Corporate and institutional banking recorded a decline of 17.1% in profit before tax. The operating result was affected by the compression in corporate lending margins, a reduction in credit facilities income and lower levels of recoveries of bad and doubtful debts compared with the same period last year.

Treasury achieved encouraging growth of 19.2% in profit before tax. Interest income rose by 13.7% as the fixed rate debt securities portfolio continued to benefit in a low interest rate environment. Other operating income increased, helped by the growth in dealing profits and income from corporate treasury services. Profit on disposal of debt securities from the accrual portfolio also grew.

In mainland China, where the Bank intends to take advantage of the financial liberalisation following the country's WTO entry, there were several significant developments.

In July, our Shanghai and Guangzhou branches began offering foreign currency services to mainland Chinese residents and enterprises, while the Shenzhen branch launched the services on 5 August 2002. The Guangzhou branch opened a Prestige Banking Centre in July. The Shanghai branch moved to larger ground-level premises and opened a Prestige Banking Centre on 5 August 2002. It will shortly launch renminbi services for expatriates and foreign-invested enterprises. These developments will allow the branches to further expand their customer base and grow both their deposit base and loan portfolio.

The China Securities Regulatory Commission has granted its approval for Hang Seng Securities Limited to set up a representative office in Shanghai.

In Taiwan, we opened our first representative office in Taipei in January.

e-Banking has become an important part of our integrated multi-channel delivery network since its launch in August 2000.

At the end of June, the number of customers registered for e-Banking had grown to more than 207,000, an increase of about 17% from six months earlier. The number of internet transactions had risen to some 10% of total transactions and online share trading to about 55% of total securities transactions.

The Bank's main website, www.hangseng.com, was ranked second as at December 2001 in the list of top banking sites in Hong Kong (by reach) by NetValue, a global internet measurement company.

Meanwhile, counter transactions fell to 16.3% of total transactions in the first half of 2002 from 17.5% in the same period last year, allowing our branches to focus on product sales.

Good citizenship

We share our success with the communities we serve through philanthropic and sponsorship activities. Our commitment is focused primarily on education, community services and sports.

Since 1995, the Bank has allocated over HK$27 million to its scholarship schemes, benefiting more than 430 students. The award of scholarships to six Hong Kong and Mainland students to study abroad from September 2002 took the total number of students benefiting from the Hang Seng Bank Overseas Scholarship Scheme to 28.

For the fifth consecutive time, we sponsored the 'Hang Seng Bank – Help the Police Fight Youth Crime Competition'. A record number of 108,714 entries were received, the highest participation in a single crime prevention competition organised by the Police.

Almost 8,000 people have participated in about 140 activities and championships organised by the Hang Seng Table Tennis Academy so far this year. The Hang Seng All Schools Championships 2002 attracted a record 1,581 applications, an increase of 20% from the previous year. The Bank's sponsorship of the Academy will take its total sponsorship amount for the promotion of the sport to over HK$16 million from 1991-2003. In April, the Bank won a Gold Quill Award for its role in the establishment of the Academy from the International Association of Business Communicators.

Looking ahead

In the second half of 2002, the banking environment will remain difficult, with continued intense competition, pressure on margins, surplus liquidity and weak loan demand.

Hang Seng will put to work its considerable strengths, which include financial soundness, a large customer base, strong brand value and efficient operations, to maximise value for shareholders.

We shall continue to expand our local franchise, leverage on information technology and grow in mainland China.

Our focus on higher margin value-creating businesses, in particular wealth management and commercial banking, will be strengthened. As part of our efforts to deepen customer relationships, lifestyle banking services, segmentation and needs-based cross-selling will be emphasised. We shall also reach out to more small and medium-sized businesses.

We shall leverage on information technology to improve customer convenience and cost-efficiency. Our internet banking services will be further enhanced.

We see great opportunities in mainland China, where we shall continue to expand our services and network of offices in strategically important cities. Applications have been lodged to open a branch in Nanjing and a sub-branch in Puxi, Shanghai, as well as to upgrade our Beijing representative office to a branch.

An application has also been submitted to operate personal internet banking services in the Mainland. Hang Seng Investment Management Limited has applied to open a representative office in Shenzhen.

Our financial prudence will continue in the form of asset quality control and cost leadership. Banking operations will be further streamlined for greater efficiency.

Given our solid track record and our sound growth strategies, and with the continued support of shareholders, customers and staff, we are well-positioned to meet the challenges ahead.

Vincent H C Cheng
Vice-Chairman and Chief Executive
Hong Kong, 5 August 2002

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 Half-year ended 30 June 2001	半年結算至二零零一年十二月三十一日 Half-year ended 31 December 2001
利息收入	Interest income		**7,617**	14,430	10,079
利息支出	Interest expense		**(2,164)**	(8,528)	(4,321)
淨利息收入	**Net interest income**	1	**5,453**	5,902	5,758
其他營業收入	Other operating income	2	**2,212**	1,931	2,016
營業收入	**Operating income**		**7,665**	7,833	7,774
營業支出	Operating expenses	3	**(1,816)**	(1,866)	(2,238)
扣除準備金前之營業溢利	**Operating profit before provisions**		**5,849**	5,967	5,536
呆壞賬準備	Provisions for bad and doubtful debts	4	**(281)**	(21)	(403)
營業溢利	**Operating profit**		**5,568**	5,946	5,133
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	5	**343**	212	181
重估物業淨減值	Net deficit on property revaluation		**–**	–	(14)
應佔聯營公司之溢利	Share of profits of associated companies		**67**	25	31
除稅前一般業務溢利	**Profit on ordinary activities before tax**		**5,978**	6,183	5,331
一般業務溢利之稅項	Tax on profit on ordinary activities	6	**(758)**	(808)	(592)
本行股東應得之溢利	**Profit attributable to shareholders**		**5,220**	5,375	4,739
期初之保留溢利	Retained profits at beginning of period				
◦ 根據過往會計政策列示	◦ as previously reported		**19,618**	18,732	20,162
◦ 會計政策改變之調整	◦ arising on change in accounting policies		**17**	–	–
◦ 根據新會計政策列示	◦ as restated		**19,635**	18,732	20,162
撥往行址重估儲備之折舊	Transfer of depreciation to premises revaluation reserve		**48**	50	50
售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties		**2**	20	22
換算調整	Exchange adjustments		**2**	–	(2)
擬派股息	Proposed dividends	8	**(4,015)**	(4,015)	(5,353)
期末之保留溢利	**Retained profits at end of period**	18	**20,892**	20,162	19,618

(以港幣元位列示)	(Figures in HK$)				
每股盈利	**Earnings per share**	7	**2.73**	2.81	2.48
每股股息	**Dividends per share**	8	**2.10**	2.10	2.80

(以港幣百萬元位列示)	*(Figures in HK$m)*	*附註 note*	**二零零二年六月三十日 At 30 June 2002**	*二零零一年六月三十日 At 30 June 2001*	*二零零一年十二月三十一日 At 31 December 2001*
資產	**ASSETS**				
庫存現金及短期資金	Cash and short-term funds	9	**88,438**	118,172	111,099
一個月以上之定期存放同業	Placings with banks maturing after one month	10	**42,192**	49,665	43,666
存款證	Certificates of deposit	11	**26,822**	19,407	23,203
持作買賣用途之證券	Securities held for dealing purposes	12	**1,209**	2,837	2,167
客戶貸款	Advances to customers	13	**225,746**	219,750	222,436
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies		**10,425**	7,641	8,297
長期投資	Long-term investments	14	**54,918**	40,963	43,262
聯營公司投資	Investments in associated companies		**1,051**	808	774
有形固定資產	Tangible fixed assets		**11,237**	11,916	11,323
其他資產	Other assets	15	**8,568**	11,458	8,560
			470,606	482,617	474,787
負債	**LIABILITIES**				
往來、儲蓄及其他存款	Current, savings and other deposit accounts	16	**408,295**	415,484	414,328
同業存款	Deposits from banks	17	**2,287**	4,050	2,622
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies		**1,896**	1,098	1,051
其他負債	Other liabilities		**13,843**	16,802	11,715
			426,321	437,434	429,716
資本來源	**CAPITAL RESOURCES**				
股本	Share capital		**9,559**	9,559	9,559
儲備	Reserves		**30,711**	31,609	30,159
擬派股息	Proposed dividends		**4,015**	4,015	5,353
股東資金	Shareholders' funds	18	**44,285**	45,183	45,071
			470,606	482,617	474,787

綜合權益變動結算表 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *unaudited*

未經審核

(以港幣百萬元位列示)	*(Figures in HK$m)*	附註 note	二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
期初之股東資金結餘	Shareholders' funds at beginning of period				
◦ 根據過往會計政策列示	◦ as previously reported		**45,071**	45,937	45,183
◦ 會計政策改變之調整	◦ change in accounting policies				
– 界定利益福利計劃前期負債淨額	– net transitional liabilities on defined benefit schemes		**(189)**	–	–
– 長期保險業務權益估值	– value on long-term assurance business		**206**	–	–
			17	–	–
◦ 根據新會計政策列示	◦ as restated		**45,088**	45,937	45,183
重估行址之未實現減值	Unrealised deficit on revaluation of premises		**–**	–	(209)
重估投資物業之未實現減值	Unrealised deficit on revaluation of investment properties				
◦ 銀行及附屬公司	◦ Bank and subsidiary companies		**–**	–	(211)
◦ 聯營公司	◦ associated company		–	–	(61)
長期股票投資重估儲備	Long-term equity investment revaluation reserve				
◦ 未實現之重估減值	◦ unrealised deficit on revaluation		**(395)**	(612)	(238)
◦ 因出售長期股票投資而實現之增值	◦ realisation on disposal		**(277)**	(164)	(115)
換算調整	Exchange adjustments		**2**	–	(2)
期內股東資金內確認之淨虧損	Net losses recognised in the shareholders' funds during the period		**(670)**	(776)	(836)
期內之股東應得溢利	Profit attributable to shareholders for the period		**5,220**	5,375	4,739
已派股息	Dividends paid		**(5,353)**	(5,353)	(4,015)
期末之股東資金結餘	Shareholders' funds at end of period	*18*	**44,285**	45,183	45,071

經濟盈利是指經調整非現金項目後之除稅後溢利，並經扣減本行股東投資之資本成本。資本成本仍按過往基準百分之十五計算，此成本在目前市場利率低企情況下，實高於本行之實質資本成本。以此基準分析經濟盈利走勢，仍能顯示恒生持續為股東增值。

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For consistency, the benchmark cost of capital of 15.0 per cent was applied, which is above Hang Seng's true cost of capital under the current low interest rate environment. The trend of economic profits in this analysis shows that Hang Seng continues to create value for its shareholders.

(以港幣百萬元位列示)	*(Figures in HK$m)*	**半年結算至二零零二年六月三十日 Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*	半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*
平均投資資本	Average invested capital	**31,260**	30,448	31,664
投資資本回報*	Return on invested capital*	**5,265**	5,423	4,799
資本成本	Cost of capital	**(2,322)**	(2,270)	(2,397)
經濟盈利	Economic profit	**2,943**	3,153	2,402

** 投資資本回報指經調整非現金項目後之除稅後溢利。*

** Return on invested capital represents profit after tax adjusted for non-cash items.*

綜合現金流量結算表 CONSOLIDATED CASH FLOW STATEMENT

未經審核 *unaudited*

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	半年結算至二零零二年六月三十日 Half-year ended 30 June 2002	半年結算至二零零一年六月三十日 Half-year ended 30 June 2001
來自營業活動之現金流出淨額	**Net cash outflow from operating activities**	21(a)	**(1,406)**	(4,031)
來自投資活動之現金流口	**Cash flows from investing activities**			
因注資聯營公司之現金流出淨額	Net cash outflow from investment in an associated company		**(35)**	(25)
購入長期投資	Purchase of long-term investments		**(38,148)**	(18,991)
出售或贖回長期投資所得	Proceeds from sale or redemption of long-term investments		**27,324**	17,101
購入有形固定資產	Purchase of tangible fixed assets		**(92)**	(105)
出售有形固定資產所得	Proceeds from sale of tangible fixed assets		**2**	49
自聯營公司收取之股息	Dividends received from an associated company		**21**	27
自長期投資所得之收入	Income received on long-term investments		**983**	1,250
因投資活動之現金流出淨額	Net cash outflow from investing activities		**(9,945)**	(694)
來自融資活動之現金流口	**Cash flows from financing activities**			
已派股息	Dividends paid		**(5,353)**	(5,353)
因融資活動之現金流出淨額	Net cash outflow from financing activities		**(5,353)**	(5,353)
現金及等同現金項目之減少	**Decrease in cash and cash equivalents**		**(16,704)**	(10,078)
期初之現金及等同現金項目	**Cash and cash equivalents at beginning of period**		**141,103**	157,511
期末之現金及等同現金項目	**Cash and cash equivalents at end of period**		**124,399**	147,433

（以港幣百萬元位列示） (Figures in HK$m)

1 淨利息收入 1 Net interest income

		半年結算至二零零二年六月三十日 Half-year ended 30 June 2002	半年結算至二零零一年六月三十日 Half-year ended 30 June 2001	半年結算至二零零一年十二月三十一日 Half-year ended 31 December 2001
淨利息收入	Net interest income	**5,453**	5,902	5,758
賺取利息之平均資產	Average interest-earning assets	**442,284**	461,267	448,711
淨息差	Net interest spread	**2.38%**	2.21%	2.35%
淨利息收益率	Net interest margin	**2.49%**	2.58%	2.55%

2 其他營業收入 2 Other operating income

		半年結算至二零零二年六月三十日 Half-year ended 30 June 2002	半年結算至二零零一年六月三十日 Half-year ended 30 June 2001	半年結算至二零零一年十二月三十一日 Half-year ended 31 December 2001
股息收入	Dividend income			
• 上市證券投資	• listed investments	**44**	51	35
• 非上市證券投資	• unlisted investments	**9**	6	1
		53	57	36
服務費及佣金	Fees and commissions			
• 證券經紀及有關服務	• securities/stockbroking	**130**	126	94
• 零售投資基金	• retail investment funds	**472**	152	218
• 保險	• insurance	**185**	168	256
• 賬戶服務	• account services	**129**	136	144
• 滙款	• remittance	**62**	61	62
• 信用卡	• cards	**292**	312	321
• 信貸便利	• credit facilities	**146**	157	148
• 入口/出口押滙	• import/export	**99**	106	108
• 其他	• other	**75**	60	67
服務費及佣金收入	Fees and commissions receivable	**1,590**	1,278	1,418
服務費及佣金支出	Fees and commissions payable	**(156)**	(154)	(134)
		1,434	1,124	1,284
買賣溢利	Dealing profits			
• 外滙	• foreign exchange	**280**	259	272
• 證券及其他買賣活動	• securities and other trading activities	**10**	–	(1)
		290	259	271
保險承保業務	Insurance underwriting	**125**	129	97
投資物業之租金收入	Rental income from investment properties	**113**	123	122
其他	Other	**197**	239	206
		2,212	1,931	2,016

3 營業支出 3 Operating expenses

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*	半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*
人事費用	Staff costs			
◦ 薪金及其他人事費用	◦ salaries and other costs	**915**	909	925
◦ 退休福利計劃支出	◦ retirement benefit costs	**98**	112	322
		1,013	1,021	1,247
折舊	Depreciation	**174**	189	197
房地產及設備費用	Premises and equipment			
◦ 租金支出	◦ rental expenses	**84**	80	84
◦ 其他	◦ other	**282**	339	364
		366	419	448
其他經營費用	Other operating expenses	**263**	237	346
		1,816	1,866	2,238
成本對收入比率	Cost:income ratio	**23.7%**	23.8%	28.8%
員工人數（相等於全職員工人數）	Staff numbers (full-time equivalent)	**7,321**	7,425	7,488

4 呆壞賬準備 4 Provisions for bad and doubtful debts

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*	半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*
呆壞賬準備淨額支取/(撥回)	Net charge/(release) for bad and doubtful debts			
客戶貸款	Advances to customers			
特殊準備	Specific provisions			
◦ 新提撥	◦ new provisions	**528**	576	559
◦ 撥回	◦ releases	**(222)**	(461)	(136)
◦ 收回已撇除賬項	◦ recoveries	**(25)**	(94)	(20)
		281	21	403
一般準備	General provisions	**–**	–	–
支取損益賬淨額	Net charge to profit and loss account	**281**	21	403

5 有形固定資產及長期投資之溢利

5 Profit on tangible fixed assets and long-term investments

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*	半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*
出售長期股票投資之溢利	Profit on disposal of long-term equity investments			
◦ 已於期初重估儲備確認而實現之數額	◦ realisation of amounts previously recognised in revaluation reserves at beginning of period	**316**	181	184
◦ 期內之虧損	◦ loss arising in current period	**(39)**	(17)	(69)
		277	164	115
出售持至期滿債務證券之溢利減虧損	Profit less loss on disposal of held-to-maturity debt securities	**75**	49	71
出售有形固定資產之溢利減虧損	Profit less loss on disposal of tangible fixed assets	**–**	(1)	6
長期投資減值準備	Provision for impairment of long-term investments	**(9)**	–	(11)
		343	212	181

6 税項

6 Taxation

綜合損益結算表內之税項組成如下：

Taxation in the consolidated profit and loss account represents:

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*	半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*
香港利得税準備	Provision for Hong Kong profits tax	**745**	802	605
香港以外之税項	Taxation outside Hong Kong	**3**	2	4
遞延税項	Deferred taxation	**–**	–	(21)
		748	804	588
應佔聯營公司之税項	Share of associated companies' taxation	**10**	4	4
提撥税項合計	Total charge for taxation	**758**	808	592
實際税率	Effective tax rate	**12.7%**	13.1%	11.1%

香港利得税準備乃以截至二零零二年六月三十日止之半年估計應課税溢利按百分之十六税率計算（此税率與二零零一年年度相同）。於香港特別行政區以外之附屬公司及分行亦已按其營業所在地區之適當税率提撥税項準備。

The provision for Hong Kong profits tax was made at 16.0 per cent (the same rate as for 2001) based on an estimate of the assessable profits for the half-year ended 30 June 2002. Similarly, taxation provisions for subsidiary companies and branches outside the Hong Kong SAR were made at the appropriate rates of taxation prevailing in the countries in which they operate.

7 每股盈利

二零零二年上半年之每股盈利乃根據溢利港幣五十二億二千萬元（二零零一年上半年為港幣五十三億七千五百萬元）及已發行普通股加權平均數之十九億一千一百八十四萬二千七百三十六股（自二零零一年上半年以來並無變動）計算。

7 Earnings per share

The calculation of earnings per share for the first half of 2002 is based on earnings of HK$5,220 million (HK$5,375 million in the first half of 2001) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2001).

8 每股股息

8 Dividends per share

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**		半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*		半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*	
		每股港幣 **per share HK$**	港幣百萬元 **HK$m**	每股港幣 *per share HK$*	港幣百萬元 *HK$m*	每股港幣 *per share HK$*	港幣百萬元 *HK$m*
第一次中期	First interim	**2.10**	**4,015**	2.10	4,015	–	–
第二次中期	Second interim	–	–	–	–	2.80	5,353
		2.10	**4,015**	2.10	4,015	2.80	5,353

9 庫存現金及短期資金

9 Cash and short-term funds

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**3,873**	3,916	3,729
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**79,846**	104,457	101,293
庫券	Treasury bills	**4,719**	9,799	6,077
		88,438	118,172	111,099
庫券至到期日剩餘期間：	Remaining maturity of treasury bills:			
◦ 三個月內	◦ within three months	**3,520**	3,383	3,385
◦ 三個月以上至一年	◦ one year or less but over three months	**1,199**	6,416	2,692
		4,719	9,799	6,077

10 一個月以上之定期存放同業

10 Placings with banks maturing after one month

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
至到期日剩餘期間：	Remaining maturity:			
• 一個月以上至三個月	• three months or less but over one month	**32,375**	34,223	29,835
• 三個月以上至一年	• one year or less but over three months	**9,817**	15,442	13,831
		42,192	49,665	43,666

11 存款證

11 Certificates of deposit

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**3,242**	2,223	2,395
• 三個月以上至一年	• one year or less but over three months	**5,542**	7,497	6,096
• 一年以上至五年	• five years or less but over one year	**17,937**	9,687	14,705
• 五年以上	• over five years	**101**	–	7
		26,822	19,407	23,203

12 持作買賣用途之證券

12 Securities held for dealing purposes

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
債務證券至到期日剩餘期間：	Debt securities by remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**579**	158	662
• 三個月以上至一年	• one year or less but over three months	**214**	1,385	920
• 一年以上至五年	• five years or less but over one year	**416**	965	516
• 五年以上	• over five years	–	208	69
		1,209	2,716	2,167
股票	Equity shares	–	121	–
		1,209	2,837	2,167

13 客戶貸款 13 Advances to customers

(甲) 客戶貸款 (a) Advances to customers

		二零零二年六月三十日 At 30 June 2002	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
客戶貸款總額	Gross advances to customers	**228,893**	223,741	225,926
特殊準備	Specific provisions	**(1,710)**	(2,554)	(2,052)
一般準備	General provisions	**(1,437)**	(1,437)	(1,438)
		225,746	219,750	222,436
至到期日剩餘期間：	Remaining maturity:			
◦ 即期償還	◦ repayable on demand	**12,128**	11,764	12,062
◦ 三個月內但非即期償還	◦ three months or less but not repayable on demand	**15,441**	17,170	13,213
◦ 三個月以上至一年	◦ one year or less but over three months	**26,036**	23,847	24,815
◦ 一年以上至五年	◦ five years or less but over one year	**83,242**	75,878	82,065
◦ 五年以上	◦ over five years	**84,628**	87,505	86,789
◦ 已逾期一個月以上	◦ overdue for more than one month	**1,452**	973	808
◦ 呆壞賬	◦ non-performing advances	**5,966**	6,604	6,174
客戶貸款總額	Gross advances to customers	**228,893**	223,741	225,926
呆壞賬準備	Provisions for bad and doubtful debts	**(3,147)**	(3,991)	(3,490)
		225,746	219,750	222,436
客戶貸款內已包括：	Included in advances to customers are:			
◦ 貿易票據	◦ trade bills	**2,222**	2,085	1,882
◦ 呆壞賬準備	◦ provisions for bad and doubtful debts	**(66)**	(44)	(61)
		2,156	2,041	1,821

13 客戶貸款 *(續)*

13 Advances to customers *(continued)*

(乙) 客戶貸款呆壞賬準備

(b) Provisions against advances to customers

		特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零二年一月一日結餘	At 1 January 2002	**2,052**	**1,438**	**3,490**	**509**
期內撇除	Amounts written off	**(649)**	**–**	**(649)**	**(117)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**25**	**–**	**25**	**–**
淨支取損益賬	Net charge to profit and loss account	**281**	**–**	**281**	**–**
期內懸欠利息	Interest suspended during the period	**–**	**–**	**–**	**74**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(52)**
換算調整	Exchange adjustments	**1**	**(1)**	**–**	**–**
二零零二年六月三十日結餘	At 30 June 2002	**1,710**	**1,437**	**3,147**	**414**

上述懸欠利息包括已於「客戶貸款」及「預付及應計收益」賬項下之應收利息賬項內所扣除之金額。

Suspended interest comprises both suspended interest netted against "Advances to customers" and suspended interest netted against accrued interest receivable in "Prepayments and accrued income".

總準備對客戶貸款比率如下：

Total provisions as a percentage of gross advances to customers are as follows:

		二零零二年六月三十日 ***At 30 June 2002***	*二零零一年六月三十日 At 30 June 2001*	*二零零一年十二月三十一日 At 31 December 2001*
		%	%	%
特殊準備	Specific provisions	**0.75**	1.14	0.91
一般準備	General provisions	**0.63**	0.64	0.64
總準備	Total provisions	**1.38**	1.78	1.55

13 客戶貸款 (續) / 13 Advances to customers (continued)

(丙) 客戶貸款之呆壞賬及準備 / (c) Non-performing advances to customers and provisions

利息已作懸欠處理或已停止累計利息之客戶貸款呆壞賬詳列如下：

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

		二零零二年六月三十日 At 30 June 2002	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
呆壞賬總額	Gross non-performing advances on which interest			
◦ 利息已作懸欠處理	◦ has been placed in suspense	**5,622**	6,578	6,084
◦ 已停止累計其利息	◦ accrual has ceased	**479**	342	251
		6,101	6,920	6,335
懸欠利息	Suspended interest	**(135)**	(316)	(161)
呆壞賬* *(附註 13(丁))*	Gross non-performing advances* *(note 13(d))*	**5,966**	6,604	6,174
特殊準備	Specific provisions	**(1,710)**	(2,554)	(2,052)
呆壞賬淨額	Net non-performing advances	**4,256**	4,050	4,122
特殊準備對呆壞賬* 比率	Specific provisions as a percentage of gross non-performing advances*	**28.7%**	38.7%	33.2%
呆壞賬* 對總客戶貸款比率	Gross non-performing advances* as a percentage of gross advances to customers	**2.6%**	3.0%	2.7%

** 已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

客戶貸款呆壞賬乃指未必能全部償還本金或其利息之貸款，而當此情況明顯出現時即被列作呆壞賬處理。呆壞賬亦包括逾期未超逾三個月但被視為無法全數償還之客戶貸款。除若干特殊情況外，所有本金或利息逾期三個月以上未償還之貸款，均作為呆壞賬處理。為呆壞賬提撥特殊準備金時，已計及有關貸款之抵押品價值。

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

13 客戶貸款 *(續)*

13 Advances to customers *(continued)*

(丁) 已逾期之客戶貸款

(d) Overdue advances to customers

已逾期三個月以上之客戶貸款及其對總客戶貸款之比率如下：

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

		二零零二年六月三十日 **At 30 June 2002**		二零零一年六月三十日 *At 30 June 2001*		二零零一年十二月三十一日 *At 31 December 2001*	
			%		%		%
總客戶貸款* 之本金或利息已逾期：	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:						
• 三個月以上至六個月	• six months or less but over three months	**823**	**0.3**	861	0.4	1,338	0.6
• 六個月以上至一年	• one year or less but over six months	**1,321**	**0.6**	1,455	0.6	894	0.4
• 一年以上	• over one year	**2,910**	**1.3**	3,109	1.4	3,203	1.4
		5,054	**2.2**	5,425	2.4	5,435	2.4
已逾期之客戶貸款 (如上)	Overdue advances to customers (as above)	**5,054**	**2.2**	5,425	2.4	5,435	2.4
減：利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	**(691)**	**(0.3)**	(655)	(0.3)	(622)	(0.3)
加：逾期三個月或以下或未逾期，但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense						
• 列入重整客戶貸款	• included in rescheduled advances	**321**	**0.1**	1,137	0.5	484	0.2
• 其他	• other	**1,282**	**0.6**	697	0.4	877	0.4
呆壞賬* *(附註 13(丙))*	Gross non-performing advances* *(note 13(c))*	**5,966**	**2.6**	6,604	3.0	6,174	2.7

* *已扣除懸欠利息列示。*

* *Stated after deduction of interest in suspense.*

13 客戶貸款 *(續)*

(丁) 已逾期之客戶貸款 (續)

有明確到期日之貸款，若其本金或利息已逾期，並於期末仍未償還，則列作逾期處理。定期分期償還之貸款，若其中一次還款逾期，而於期末仍未償還，則列作逾期處理。即期償還之貸款，若已向借款人送達還款通知，但借款人未按指示還款，或貸款已超出借款人獲通知的批准限額，而此情況持續超過上述逾期期限，亦列作逾期處理。

(戊) 重整之客戶貸款

重整之客戶貸款及其對總客戶貸款之比率如下：

		二零零二年六月三十日 *At 30 June 2002*	%	二零零一年六月三十日 *At 30 June 2001*	%	二零零一年十二月三十一日 *At 31 December 2001*	%
重整之客戶貸款*	Rescheduled advances to customers*	**391**	**0.2**	2,336	1.0	512	0.2

* *已扣除懸欠利息列示。*

* *Stated after deduction of interest in suspense.*

重整之客戶貸款乃因客戶財政困難而無能力如期還款，而經雙方同意重整還款計劃之貸款。

列出之重整客戶貸款並不包括重整還款計劃後，仍逾期三個月以上之客戶貸款，該等貸款已包括於上述附註 13(丁)項內。

(己) 客戶貸款之地區分類分析

客戶貸款之地區分類乃依照客戶所在之地區，經計及風險轉移之因素後而劃定。在一般情況下，若貸款之擔保人所在地有異於該客戶，則風險轉移至擔保人之所在地區。於二零零二年六月三十日，本行之客戶貸款及有關之呆壞賬與逾期貸款超逾百分之九十均劃分為香港地區貸款(與二零零一年六月三十日及二零零一年十二月三十一日相同)。

13 Advances to customers *(continued)*

(d) Overdue advances to customers (continued)

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

(e) Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows: (see table above)

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note 13(d) above.

(f) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party in an area which is different from that of the counterparty. At 30 June 2002, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from positions at 30 June 2001 and 31 December 2001).

13 客戶貸款 *(續)*

13 Advances to customers *(continued)*

(庚) 客戶貸款之行業分類

(g) Gross advances to customers by industry sector

按照香港金融管理局之行業分類及定義之總客戶貸款（已扣除懸欠利息）分析詳列如下：

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
在香港使用之貸款	Gross advances to customers for use in Hong Kong			
工業、商業及金融業	Industrial, commercial and financial sectors			
• 物業發展	• property development	**19,775**	19,199	20,237
• 物業投資	• property investment	**29,952**	28,538	29,403
• 金融企業	• financial concerns	**2,121**	1,693	1,991
• 股票經紀	• stockbrokers	**199**	133	115
• 批發及零售業	• wholesale and retail trade	**3,755**	4,084	3,737
• 製造業	• manufacturing	**2,032**	1,789	1,683
• 運輸及運輸設備	• transport and transport equipment	**9,671**	8,205	9,687
• 其他	• other	**19,129**	18,741	17,109
		86,634	82,382	83,962
個人	Individuals			
• 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」之住宅按揭貸款	• advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**36,752**	39,333	39,295
• 購買其他住宅物業之按揭貸款	• advances for the purchase of other residential properties	**78,937**	76,678	77,537
• 信用卡貸款	• credit card advances	**5,419**	4,986	5,262
• 其他	• other	**6,944**	5,945	6,050
		128,052	126,942	128,144
在香港使用之貸款總額	Total gross advances for use in Hong Kong	**214,686**	209,324	212,106
貿易融資	Trade finance	**10,002**	10,455	9,434
在香港以外使用之貸款	Gross advances for use outside Hong Kong	**4,205**	3,962	4,386
客戶貸款總額	Gross advances to customers	**228,893**	223,741	225,926

14 長期投資 14 Long-term investments

(甲) 長期投資之賬面價值 (a) Carrying value of long-term investments

		賬面價值 Carrying Value		
		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
持至期滿之債務證券	**Held-to-maturity debt securities**			
由公共機構發行	Issued by public bodies			
◦ 中央政府及中央銀行	◦ central governments and central banks	**6,940**	3,806	3,324
◦ 其他公共機構	◦ other public sector entities	**8,375**	6,053	6,510
		15,315	9,859	9,834
由其他機構發行	Issued by other bodies			
◦ 同業及其他金融機構	◦ banks and other financial institutions	**21,229**	14,960	15,234
◦ 企業	◦ corporate entities	**15,428**	12,217	14,537
		36,657	27,177	29,771
		51,972	37,036	39,605
股票投資	**Equity investments**			
由企業發行	Issued by corporate entities	**2,946**	3,927	3,657
		54,918	40,963	43,262
持至期滿之債務證券	**Held-to-maturity debt securities**			
在香港上市	Listed in Hong Kong	**1,167**	371	311
在香港以外地區上市	Listed outside Hong Kong	**15,368**	7,560	9,762
		16,535	7,931	10,073
非上市	Unlisted	**35,437**	29,105	29,532
		51,972	37,036	39,605
股票投資	**Equity investments**			
在香港上市	Listed in Hong Kong	**2,189**	3,269	2,848
在香港以外地區上市	Listed outside Hong Kong	**82**	92	95
		2,271	3,361	2,943
非上市	Unlisted	**675**	566	714
		2,946	3,927	3,657
		54,918	40,963	43,262

持至期滿之債務證券均以成本值列示，並已計及由購入時起至期滿時止溢價之攤銷及折價之遞增。股票投資以公平價值扣除減值列賬。

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

14 長期投資 *(續)*　14 Long-term investments *(continued)*

(乙) 持至期滿之債務證券之公平價值　*(b) Fair value of held-to-maturity debt securities*

		公平價值 Fair Value		
		二零零二年 六月三十日 At 30 June 2002	二零零一年 六月三十日 At 30 June 2001	二零零一年 十二月三十一日 At 31 December 2001
持至期滿之債務證券	**Held-to-maturity debt securities**			
由公共機構發行	Issued by public bodies			
• 中央政府及中央銀行	• central governments and central banks	**7,055**	3,825	3,401
• 其他公共機構	• other public sector entities	**8,649**	6,216	6,741
		15,704	10,041	10,142
由其他機構發行	Issued by other bodies			
• 同業及其他金融機構	• banks and other financial institutions	**21,278**	14,974	15,265
• 企業	• corporate entities	**15,549**	12,338	14,663
		36,827	27,312	29,928
		52,531	37,353	40,070
持至期滿之債務證券	**Held-to-maturity debt securities**			
在香港上市	Listed in Hong Kong	**1,182**	373	315
在香港以外地區上市	Listed outside Hong Kong	**15,494**	7,570	9,856
		16,676	7,943	10,171
非上市	Unlisted	**35,855**	29,410	29,899
		52,531	37,353	40,070

(丙) 持至期滿之債務證券按到期日分析　*(c) Maturity analysis of held-to-maturity debt securities*

上述持至期滿之債務證券按到期日分析 (即由結算日至合約期滿日之剩餘期間) 詳列如下：

The maturity profile of the above held-to-maturity debt securities categorised by the remaining period from the balance sheet date to the contractual maturity date is as follows:

		賬面價值 Carrying Value		
		二零零二年 六月三十日 At 30 June 2002	二零零一年 六月三十日 At 30 June 2001	二零零一年 十二月三十一日 At 31 December 2001
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**7,532**	7,351	7,892
• 三個月以上至一年	• one year or less but over three months	**10,667**	7,168	6,087
• 一年以上至五年	• five years or less but over one year	**31,481**	19,474	22,930
• 五年以上	• over five years	**2,292**	3,043	2,696
		51,972	37,036	39,605

15 其他資產 15 Other assets

		二零零二年六月三十日 At 30 June 2002	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現盈利	Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	876	862	570
遞延稅項	Deferred taxation	34	13	34
同業結算應收賬項	Items in the course of collection from other banks	3,756	4,722	2,881
預付及應計收益	Prepayments and accrued income	2,040	2,991	2,294
其他賬項	Other accounts	1,862	2,870	2,781
		8,568	11,458	8,560
至到期日剩餘期間：	Remaining maturity:			
○ 三個月內	○ three months or less	6,874	8,820	6,467
○ 三個月以上至一年	○ one year or less but over three months	621	2,446	1,048
○ 一年以上至五年	○ five years or less but over one year	947	50	913
○ 五年以上	○ over five years	90	103	98
		8,532	11,419	8,526
○ 已逾期*	○ overdue*			
– 三個月以上至六個月	– six months or less but over three months	5	5	5
– 六個月以上至一年	– one year or less but over six months	7	8	7
– 一年以上	– over one year	24	26	22
		36	39	34
		8,568	11,458	8,560

*主要為包括在「預付及應計收益」項下之逾期應收利息。

*Represented mainly by overdue interest receivable included under "Prepayments and accrued income".

16 往來、儲蓄及其他存款

16 Current, savings and other deposit accounts

		二零零二年六月三十日 At 30 June 2002	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
客戶存款	Customer deposit accounts			
• 往來存款	• current accounts	**32,548**	25,950	31,471
• 儲蓄存款	• savings accounts	**146,910**	128,745	141,608
• 定期及其他存款	• time and other deposits	**211,020**	245,768	222,685
發出存款證	Certificates of deposit in issue	**17,809**	15,021	18,564
發出其他債務證券	Other debt securities in issue	**8**	–	–
		408,295	415,484	414,328
客戶存款	**Customer deposit accounts**			
可即時提取	Repayable on demand	**223,161**	176,953	186,557
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:			
• 三個月內但無須即時提取	• three months or less but not repayable on demand	**159,948**	210,806	198,405
• 三個月以上至一年	• one year or less but over three months	**6,973**	12,606	10,664
• 一年以上至五年	• five years or less but over one year	**396**	98	138
		390,478	400,463	395,764
發出存款證	**Certificates of deposit in issue**			
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但無須即時提取	• three months or less but not repayable on demand	**6,836**	4,272	3,888
• 三個月以上至一年	• one year or less but over three months	**8,827**	1,797	6,667
• 一年以上至五年	• five years or less but over one year	**1,781**	8,587	7,644
• 五年以上	• over five years	**365**	365	365
		17,809	15,021	18,564
發出其他債務證券	**Other debt securities in issue**			
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但無須即時提取	• three months or less but not repayable on demand	**8**	–	–
		8	–	–
		408,295	415,484	414,328

17 同業存款 17 Deposits from banks

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
即時償還	Repayable on demand	**1,146**	2,924	2,406
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:			
◦ 三個月內但無須即時償還	◦ three months or less but not repayable on demand	**1,137**	1,096	198
◦ 三個月以上至一年	◦ one year or less but over three months	**4**	30	18
		2,287	4,050	2,622

18 股東資金 18 Shareholders' funds

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
股本	Share capital	**9,559**	9,559	9,559
保留溢利	Retained profits	**20,892**	20,162	19,618
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	**8,069**	8,672	8,119
長期股票投資重估儲備	Long-term equity investment revaluation reserve	**1,651**	2,676	2,323
資本贖回儲備	Capital redemption reserve	**99**	99	99
儲備	Reserves	**30,711**	31,609	30,159
		40,270	41,168	39,718
擬派股息	Proposed dividends	**4,015**	4,015	5,353
股東資金	Shareholders' funds	**44,285**	45,183	45,071
平均股東資金回報率	Return on average shareholders' funds	**23.8%**	24.4%	21.4%

期內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the period.

19 資本管理

19 Capital resources management

資本基礎及風險加權資產分析

Analysis of capital base and risk-weighted assets

		二零零二年六月三十日 At 30 June 2002	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
資本基礎	**Capital base**			
第一級資本	Tier 1 capital			
◦ 股本	◦ share capital	**9,559**	9,559	9,559
◦ 保留溢利	◦ retained profits	**20,533**	19,821	19,342
◦ 資本贖回儲備	◦ capital redemption reserve	**99**	99	99
◦ 合計	◦ total	**30,191**	29,479	29,000
第二級資本	Tier 2 capital			
◦ 行址及投資物業重估儲備	◦ premises and investment properties revaluation reserves	**5,674**	5,860	5,708
◦ 長期股票投資重估儲備	◦ long-term equity investment revaluation reserve	**1,056**	1,605	1,418
◦ 客戶貸款一般準備	◦ general provisions	**1,437**	1,437	1,437
◦ 合計	◦ total	**8,167**	8,902	8,563
扣除未綜合計算之投資及其他項目	Unconsolidated investments and other deductions	**(1,608)**	(1,365)	(1,331)
總資本基礎	Total capital base after deductions	**36,750**	37,016	36,232
風險加權資產	**Risk-weighted assets**			
資產負債表以內	On-balance sheet	**224,802**	219,577	221,565
資產負債表以外	Off-balance sheet	**14,058**	14,743	14,726
總風險加權資產	Total risk-weighted assets	**238,860**	234,320	236,291
包括市場風險後之總風險加權資產	Total risk-weighted assets adjusted for market risk	**239,200**	234,834	236,588
資本充足比率	**Capital adequacy ratios**			
經調整市場風險後	After adjusting for market risk			
◦ 第一級比率*	◦ tier 1*	**12.6%**	12.6%	12.3%
◦ 總比率*	◦ total*	**15.4%**	15.8%	15.3%
未調整市場風險	Before adjusting for market risk			
◦ 第一級比率	◦ tier 1	**12.6%**	12.6%	12.3%
◦ 總比率	◦ total	**15.4%**	15.8%	15.3%

*資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。

**The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

20 流動資金比率 / 20 Liquidity ratio

根據香港銀行業條例附表四之準則計算，期內之平均流動資金比率為：

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 Half-year ended 30 June 2001	半年結算至二零零一年十二月三十一日 Half-year ended 31 December 2001
本行及其經營銀行業務之主要附屬公司	The Bank and its major banking subsidiaries	**43.4%**	46.0%	45.2%

21 現金流量對賬表 / 21 Reconciliation of cash flow statement

(甲) 營業溢利與來自營業活動之淨現金流量對賬表 / (a) Reconciliation of operating profit to net cash flow from operating activities

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 Half-year ended 30 June 2001
營業溢利	Operating profit	**5,568**	5,946
呆壞賬準備	Provisions for bad and doubtful debts	**281**	21
折舊	Depreciation	**174**	189
長期投資之攤銷	Amortisation of long-term investments	**(42)**	(249)
減除收回後之貸款撇賬淨額	Advances written off net of recoveries	**(624)**	(484)
長期投資之應收收入	Income receivable on long-term investments	**(953)**	(1,196)
來自經營活動之淨現金流入	**Net cash inflow from trading activities**	**4,404**	4,227
現金及短期資金之變動	Change in cash and short-term funds	**1,499**	5,129
三個月以上到期之定期存放同業之變動	Change in placings with banks repayable after three months	**4,014**	7,207
存款證之變動	Change in certificates of deposit	**(3,374)**	(1,765)
持作買賣用途之證券之變動	Change in securities held for dealing purposes	**958**	1,662
客戶貸款之變動	Change in advances to customers	**(2,967)**	(1,768)
直屬控股公司及同母系附屬公司欠款之變動	Change in amounts due from immediate holding company and fellow subsidiary companies	**(455)**	(580)
其他資產之變動	Change in other assets	**(38)**	(185)
客戶存款之變動	Change in customer deposit accounts	**(5,286)**	(14,412)
發出債務證券之變動	Change in debt securities in issue	**(747)**	291
同業存款之變動	Change in deposits from banks	**(335)**	248
直屬控股公司及同母系附屬公司存款之變動	Change in amounts due to immediate holding company and fellow subsidiary companies	**845**	(901)
其他負債之變動	Change in other liabilities	**1,629**	(3,100)
已繳稅款	Taxation paid	**(68)**	(168)
撇除換算差額及其他非現金項目	Elimination of exchange differences and other non-cash items	**(1,485)**	84
來自營業活動之淨現金流出	**Net cash outflow from operating activities**	**(1,406)**	(4,031)

21 現金流量對賬表 *(續)* 21 Reconciliation of cash flow statement *(continued)*

(乙) 現金及等同現金項目結餘分析 (b) Analysis of the balances of cash and cash equivalents

		二零零二年六月三十日 At 30 June 2002	二零零一年六月三十日 At 30 June 2001
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**4,244**	3,978
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**82,455**	105,155
庫券	Treasury bills	**2,415**	1,767
一至三個月內到期之定期存放同業	Placings with banks repayable between one to three months	**34,887**	35,226
存款證	Certificates of deposit	**398**	1,307
		124,399	147,433

22 或有債務、承擔及衍生工具 22 Contingent liabilities, commitments and derivatives

(甲) 合約金額、信貸之相等金額及風險加權金額 (a) Contract amount, credit equivalent amount and risk-weighted amount

		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
二零零二年六月三十日	*At 30 June 2002*			
或有債務：	Contingent liabilities:			
擔保	Guarantees	**14,635**	**14,481**	**4,311**
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**7,470**	**1,501**	**1,492**
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	**65,755**	**–**	**–**
• 一年及以上	• one year and over	**16,668**	**8,334**	**7,656**
其他	Other	**47**	**47**	**47**
		89,940	**9,882**	**9,195**
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	**106,446**	**1,016**	**248**
其他滙率合約	Other exchange rate contracts	**11,855**	**168**	**42**
		118,301	**1,184**	**290**
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	**52,200**	**1,077**	**261**
其他利率合約	Other interest rate contracts	**16,550**	**–**	**–**
		68,750	**1,077**	**261**
其他衍生工具合約	Other derivative contracts	**16**	**–**	**–**

22 或有債務、承擔及衍生工具 *(續)* 22 Contingent liabilities, commitments and derivatives *(continued)*

(甲) 合約金額、信貸之相等金額及風險加權金額 (續) *(a) Contract amount, credit equivalent amount and risk-weighted amount* *(continued)*

		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
二零零一年六月三十日	*At 30 June 2001*			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	9,124	9,033	3,906
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	6,176	1,240	1,234
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	62,777	–	–
◦ 一年及以上	◦ one year and over	18,296	9,148	8,899
		87,249	10,388	10,133
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	143,256	2,103	481
其他滙率合約	Other exchange rate contracts	5,556	85	17
		148,812	2,188	498
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	47,556	820	206
其他利率合約	Other interest rate contracts	7,755	–	–
		55,311	820	206

22 或有債務、承擔及衍生工具 *(續)*

22 Contingent liabilities, commitments and derivatives *(continued)*

(甲) 合約金額、信貸之相等金額及風險加權金額 (續)

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

		合約金額 Contract amount	*信貸之相等金額 Credit equivalent amount*	*風險加權金額 Risk-weighted amount*
二零零一年十二月三十一日	*At 31 December 2001*			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	11,802	11,706	3,761
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	5,768	1,154	1,151
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	64,317	–	–
• 一年及以上	• one year and over	19,367	9,683	9,257
其他	Other	47	47	47
		89,499	10,884	10,455
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	98,143	1,066	249
其他滙率合約	Other exchange rate contracts	7,917	102	21
		106,060	1,168	270
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	44,446	1,035	240
其他利率合約	Other interest rate contracts	6,842	–	–
		51,288	1,035	240

上表列出資產負債表以外交易之名義合約金額、信貸之相等金額及風險加權金額。計算信貸之相等金額乃用作推算風險加權金額之用。此等金額乃根據香港銀行業條例附表三有關資本充足比率而估算，並視乎對等機構之信譽及期限特性而定。如屬或有債務及承擔，則風險加權幅度為零至百分之一百，如屬滙率、利率及其他衍生工具合約，則風險加權幅度為零至百分之五十。

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

22 或有債務、承擔及衍生工具 (續) 22 Contingent liabilities, commitments and derivatives (continued)

(甲) 合約金額、信貸之相等金額及風險加權金額 (續) (a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

或有債務及承擔均屬與信貸有關之工具，包括票據承兑、信用證、擔保書及提供信貸之承擔。所涉及之風險基本上與向客戶提供貸款之風險相同，故處理此類交易時，等同審批客戶之貸款申請，需要符合信貸條件、組合管理及抵押品之要求。由於此類信貸便利可能在未運用前已到期，故合約金額之總數並不代表未來現金之需求。

資產負債表以外之金融工具來自外滙、利率及股票等市場上所進行之期貨、遠期、掉期及期權等交易。

此等工具之合約金額顯示結算當日尚未到期之交易數量，但並不代表風險數額。此等工具之信貸相等金額乃根據香港銀行業條例附表三之準則計算，即為按市值重估後具正數值之合約價值及潛在之遠期信貸風險兩者之總數。

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

(乙) 重置成本 (b) Replacement cost

		二零零二年六月三十日 At 30 June 2002	二零零一年六月三十日 At 30 June 2001	二零零一年十二月三十一日 At 31 December 2001
滙率合約	Exchange rate contracts	501	936	310
利率合約	Interest rate contracts	879	670	859
其他衍生工具合約	Other derivative contracts	–	–	–
		1,380	1,606	1,169

合約之重置成本代表所有按市值重估後具正數值之合約（包括非買賣用途之合約）價值，而該等合約並無作任何雙邊淨額結算之安排。

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

23 按類分析

(甲) 業務類別

按類分析資料以業務類別及地理區域列示。由於按業務類別分析所得資料較適用於恒生之營運及財務決策，故被應用作主要按類分析。

按類分析下之收入劃分，是反映各業務類別或地理區域，透過內部資本分配和資金調撥機制獲分派之資本及其他資金所賺取之回報。成本分配則以各業務或區域之直接成本及分攤之管理費用計算。各類業務使用集團自置物業，按市值計算之租金反映於「其他業務」項下之跨業務收入及各業務類別之跨業務支出內。

恒生之主要業務分為五大類別。個人銀行業務為個人客戶提供銀行（包括存款、信用卡、按揭及其他零售貸款）及理財服務（包括保險及投資）。商業銀行業務負責促進中小型企業之客戶及提供貿易融資服務。工商及金融機構業務負責向大型企業及機構客戶提供服務。至於財資業務則從事同業及資本市場活動以及銀行本身之買賣，管理流動資金以及銀行業務所產生之其他涉及市場風險。其他業務主要包括管理股東資金、行址投資、物業投資及長期證券投資。

23 Segmental analysis

(a) By business segment

Segmental information is presented in respect of business segment and geographical region. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" segment and inter-segment expenses for the respective business segments.

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles the relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

23 按類分析 (續)　23 Segmental analysis (continued)

(甲) 業務類別 (續)　(a) By business segment (continued)

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至二零零二年六月三十日	*Half-year ended 30 June 2002*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	3,334	507	324	863	425	–	5,453
營業收入	Operating income	1,303	426	132	161	190	–	2,212
跨業務收入	Inter-segment income	–	–	–	–	207	(207)	–
總營業收入	Total operating income	4,637	933	456	1,024	822	(207)	7,665
營業支出*	Operating expenses*	(1,179)	(353)	(54)	(61)	(169)	–	(1,816)
跨業務支出	Inter-segment expenses	(167)	(33)	(4)	(3)	–	207	–
扣除準備金前之營業溢利	Operating profit before provisions	3,291	547	398	960	653	–	5,849
呆壞賬準備	Provisions for bad and doubtful debts	(383)	2	82	–	18	–	(281)
營業溢利	Operating profit	2,908	549	480	960	671	–	5,568
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	21	28	–	75	219	–	343
應佔聯營公司之溢利	Share of profits of associated companies	45	–	–	–	22	–	67
除稅前一般業務溢利	Profit on ordinary activities before tax	2,974	577	480	1,035	912	–	5,978
營業溢利不包括跨業務交易	Operating profit excluding inter-segment transactions	3,075	582	484	963	464	–	5,568
*包括折舊	*Including depreciation	(60)	(11)	(2)	(1)	(100)	–	(174)
二零零二年六月三十日	*At 30 June 2002*							
總資產	Total assets	136,420	24,752	64,673	219,769	24,992	–	470,606
總負債	Total liabilities	309,819	66,064	12,772	11,935	25,731	–	426,321
聯營公司投資	Investments in associated companies	368	–	–	–	683	–	1,051
期內資本開支	Capital expenditure incurred during the period	61	9	1	1	20	–	92

23 按類分析 *(續)*

23 Segmental analysis *(continued)*

(甲) 業務類別 (續)

(a) By business segment (continued)

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至 二零零一年六月三十日	*Half-year ended 30 June 2001*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	3,298	598	389	759	858	–	5,902
營業收入	Operating income	991	460	139	129	212	–	1,931
跨業務收入	Inter-segment income	–	–	–	–	209	(209)	–
總營業收入	Total operating income	4,289	1,058	528	888	1,279	(209)	7,833
營業支出*	Operating expenses*	(1,185)	(382)	(48)	(60)	(191)	–	(1,866)
跨業務支出	Inter-segment expenses	(162)	(39)	(5)	(3)	–	209	–
扣除準備金前之營業溢利	Operating profit before provisions	2,942	637	475	825	1,088	–	5,967
呆壞賬準備	Provisions for bad and doubtful debts	(184)	45	104	–	14	–	(21)
營業溢利	Operating profit	2,758	682	579	825	1,102	–	5,946
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	3	3	–	43	163	–	212
應佔聯營公司之溢利	Share of profits of associated companies	–	–	–	–	25	–	25
除稅前一般業務溢利	Profit on ordinary activities before tax	2,761	685	579	868	1,290	–	6,183
營業溢利不包括跨業務交易	Operating profit excluding inter-segment transactions	2,920	721	584	828	893	–	5,946
*包括折舊	*Including depreciation	(65)	(17)	(1)	(1)	(105)	–	(189)

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
二零零一年六月三十日	*At 30 June 2001*							
總資產	Total assets	138,166	23,035	65,055	233,546	22,815	–	482,617
總負債	Total liabilities	310,111	79,867	19,024	12,148	16,284	–	437,434
聯營公司投資	Investments in associated companies	68	–	–	–	740	–	808
期內資本開支	Capital expenditure incurred during the period	70	13	1	1	20	–	105

23 按類分析 *(續)* 23 Segmental analysis *(continued)*

(甲) 業務類別 (續) *(a) By business segment* *(continued)*

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至二零零一年十二月三十一日	*Half-year ended 31 December 2001*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	3,402	510	343	908	595	–	5,758
營業收入	Operating income	1,082	447	149	149	189	–	2,016
跨業務收入	Inter-segment income	–	–	–	–	206	(206)	–
總營業收入	Total operating income	4,484	957	492	1,057	990	(206)	7,774
營業支出*	Operating expenses*	(1,506)	(443)	(56)	(59)	(174)	–	(2,238)
跨業務支出	Inter-segment expenses	(162)	(36)	(4)	(4)	–	206	–
扣除準備金前之營業溢利	Operating profit before provisions	2,816	478	432	994	816	–	5,536
呆壞賬準備	Provisions for bad and doubtful debts	(389)	(7)	(23)	–	16	–	(403)
營業溢利	Operating profit	2,427	471	409	994	832	–	5,133
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	14	36	–	70	61	–	181
重估物業淨減值	Net deficit on property revaluation	–	–	–	–	(14)	–	(14)
應佔聯營公司之溢利	Share of profits of *associated companies*	7	–	–	–	24	–	31
除稅前一般業務溢利	Profit on ordinary activities before tax	2,448	507	409	1,064	903	–	5,331
營業溢利不包括跨業務交易	Operating profit excluding inter-segment transactions	2,589	507	413	998	626	–	5,133
*包括折舊	*Including depreciation	(71)	(16)	(2)	(1)	(107)	–	(197)
二零零一年十二月三十一日	*At 31 December 2001*							
總資產	Total assets	136,233	22,692	63,108	226,656	26,098	–	474,787
總負債	Total liabilities	308,404	69,101	16,412	10,022	25,777	–	429,716
聯營公司投資	Investments in associated companies	89	–	–	–	685	–	774
期內資本開支	Capital expenditure incurred during the period	44	7	–	2	35	–	88

23 按類分析 *(續)*

23 Segmental analysis *(continued)*

(乙) 地理區域分類

(b) By geographical region

地理區域分類之分析乃按附屬公司之主要營業地點或按銀行負責滙報業績或貸出款項之總行或分行所在地劃分。

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**		半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*		半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*	
			%		%		%
總營業收入（已扣除利息支出）	Total operating income (net of interest expense)						
香港	Hong Kong	**6,794**	**89**	7,274	93	6,953	89
美洲	Americas	**835**	**11**	524	7	783	10
其他	Other	**36**	**–**	35	–	38	1
		7,665	**100**	7,833	100	7,774	100
除稅前一般業務溢利	Profit on ordinary activities before tax						
香港	Hong Kong	**5,105**	**85**	5,572	90	4,525	85
美洲	Americas	**833**	**14**	509	8	752	14
其他	Other	**40**	**1**	102	2	54	1
		5,978	**100**	6,183	100	5,331	100
期內資本開支	Capital expenditure incurred during the period						
香港	Hong Kong	**91**	**99**	103	98	87	99
美洲	Americas	**–**	**–**	–	–	1	1
其他	Other	**1**	**1**	2	2	–	–
		92	**100**	105	100	88	100

23 按類分析 *(續)* 23 Segmental analysis *(continued)*

(乙) 地理區域分類 *(續)* (b) By geographical region *(continued)*

		二零零二年六月三十日 At 30 June 2002		二零零一年六月三十日 At 30 June 2001		二零零一年十二月三十一日 At 31 December 2001	
			%		%		%
總資產	Total assets						
香港	Hong Kong	360,701	77	385,709	80	370,489	78
美洲	Americas	103,615	22	90,495	19	98,145	21
其他	Other	6,290	1	6,413	1	6,153	1
		470,606	100	482,617	100	474,787	100
總負債	Total liabilities						
香港	Hong Kong	412,921	97	420,031	96	415,739	97
美洲	Americas	9,352	2	13,138	3	10,068	2
其他	Other	4,048	1	4,265	1	3,909	1
		426,321	100	437,434	100	429,716	100
或有債務及承擔	Contingent liabilities and commitments						
香港	Hong Kong	103,923	99	95,612	99	100,704	99
美洲	Americas	–	–	–	–	–	–
其他	Other	652	1	761	1	597	1
		104,575	100	96,373	100	101,301	100

24 跨國債權

跨國債權包括應收款項及貸款、銀行存放同業結餘及持有存款證、票據、本票、商業票據和其他可轉讓債務工具及包括上述資產之應計利息與過期未付利息。債權分類是依照交易對手所在之地區、經計及風險轉移因素後而劃定。若債權之擔保人所在地有異於交易對手所在之地區，則風險轉移至擔保人之所在地區。若屬銀行及金融機構分行之債權，其風險將會轉移至該銀行或金融機構之總行所在地區。個別國家或區域其經計及風險轉移後佔跨國債權總額百分之十或以上之債權總額詳列如下：

24 Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

		同業及其他金融機構 Banks & Other Financial Institutions	*公營機構 Public Sector Entities*	*其他 Other*	*合計 Total*
二零零二年六月三十日	*At 30 June 2002*				
不包括香港在內的亞太區	Asia Pacific excluding Hong Kong				
• 澳洲	• Australia	16,875	480	2,159	19,514
• 其他	• Other	28,714	954	3,269	32,937
		45,589	1,434	5,428	52,451
美洲	The Americas				
• 加拿大	• Canada	14,311	5,590	150	20,051
• 其他	• Other	6,969	4,859	6,969	18,797
		21,280	10,449	7,119	38,848
西歐	Western Europe				
• 德國	• Germany	26,277	1,209	120	27,606
• 英國	• United Kingdom	21,595	83	2,624	24,302
• 其他	• Other	50,056	1,675	2,535	54,266
		97,928	2,967	5,279	106,174

24 跨國債權 (續) 24 Cross border claims (continued)

	同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Public Sector Entities	其他 Other	合計 Total
二零零一年六月三十日 At 30 June 2001				
不包括香港在內的亞太區 Asia Pacific excluding Hong Kong				
◦ 澳洲 ◦ Australia	19,088	1,903	859	21,850
◦ 其他 ◦ Other	31,476	1,468	2,370	35,314
	50,564	3,371	3,229	57,164
美洲 The Americas				
◦ 加拿大 ◦ Canada	15,834	5,657	47	21,538
◦ 其他 ◦ Other	10,686	2,653	6,412	19,751
	26,520	8,310	6,459	41,289
西歐 Western Europe				
◦ 德國 ◦ Germany	27,670	1,079	31	28,780
◦ 英國 ◦ United Kingdom	22,208	–	1,221	23,429
◦ 其他 ◦ Other	53,885	1,236	1,469	56,590
	103,763	2,315	2,721	108,799
二零零一年十二月三十一日 At 31 December 2001				
不包括香港在內的亞太區 Asia Pacific excluding Hong Kong				
◦ 澳洲 ◦ Australia	17,850	1,260	1,691	20,801
◦ 其他 ◦ Other	33,442	2,283	2,707	38,432
	51,292	3,543	4,398	59,233
美洲 The Americas				
◦ 加拿大 ◦ Canada	15,982	3,752	349	20,083
◦ 其他 ◦ Other	6,737	1,343	7,538	15,618
	22,719	5,095	7,887	35,701
西歐 Western Europe				
◦ 德國 ◦ Germany	25,136	954	2	26,092
◦ 英國 ◦ United Kingdom	20,465	–	1,903	22,368
◦ 其他 ◦ Other	54,393	1,617	2,298	58,308
	99,994	2,571	4,203	106,768

25 會計政策

除下列外，製備本中期報告所載之資料所採用之各項會計政策與二零零一年度財務報告所列一致。

界定利益福利計劃之會計政策

往年，界定利益福利計劃之供款乃根據合資格精算師之意見，按職員服務期間之退休福利成本以有系統之基準確認，並在當年之損益賬內支銷。根據二零零一年十二月發出，並適用於二零零二年一月一日或以後會計期間關於「僱員福利」之香港會計實務準則第三十四號，規定在是期損益賬支取之界定利益福利計劃之退休福利成本，乃按一系列之精算假定，計算是期服務成本、利息成本及預期投資回報，並計及須予確認之淨精算虧損後而釐定。

同時，根據香港會計實務準則第三十四號，於二零零二年一月一日之界定利益福利計劃之前期資產/負債，乃估計職員截至當日之服務年期應賺取將來所得福利之折現值，再扣減福利計劃資產之公平價值而計算，並已採用前期調整之方式確認。該前期資產及負債淨額為港幣一億八千九百萬元，已支取二零零二年一月一日之「保留溢利」賬。同時，資產負債表內之「其他資產」及「其他負債」項目亦作出相應調整，分別包括前期資產港幣五千三百萬元及前期負債港幣二億四千二百萬元。

25 Accounting policies

This interim report has been prepared on a basis consistent with the accounting policies adopted in the 2001 financial statements except for the following.

Accounting for defined benefit schemes

In prior years, contributions to defined benefit schemes were made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and were charged to the profit and loss account for the year. In accordance with Hong Kong Statement of Standard Accounting Practice 34 (HKSSAP 34) on "Employee benefits" which was issued in December 2001 and takes effect for the accounting periods beginning on or after 1 January 2002, the retirement benefit cost of defined benefit schemes charged to the current period profit and loss account is determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised.

Also in accordance with HKSSAP 34, the transitional assets/liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their service in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior year adjustment. An amount of HK$189 million, being the net amount of transitional assets and liabilities, has been debited to "Retained profits" brought forward at 1 January 2002. Accordingly, adjustments have been made to "Other assets" to include the transitional assets of HK$53 million and to "Other liabilities" to include the transitional liabilities of HK$242 million.

25 會計政策 (續)

長期保險業務權益估值之會計政策

恒生由二零零二年一月一日起確認其應佔恒生人壽保險有限公司（「恒生人壽」）之長期保險業務權益估值。「長期保險業務權益估值」（或稱「內含價值」）是審慎估算現有長期保險業務預期產生之未來盈利之折現值，並會考慮近期經歷及一般經濟情況。此等估值會於徵詢合資格精算師後予以釐定，並在綜合賬內「應佔聯營公司之溢利」項目內列示。二零零二年上半年本行於恒生人壽應佔之長期保險業務權益估值為港幣四千五百萬元。至於二零零二年一月一日前之有關權益估值港幣二億零六百萬元，則在二零零二年一月一日之「保留溢利」及資產負債表之「聯營公司投資」中確認。

25 Accounting policies (continued)

Accounting for value on long-term assurance business

To reflect the value placed on Hang Seng's share of interest in the long-term assurance business of Hang Seng Life Limited, Hang Seng has decided to recognise a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions ("value of long-term assurance business" or "embedded value") with effect from 1 January 2002. The embedded value was determined in consultation with qualified actuaries and was included in "Share of profits of associated companies" in the consolidated accounts. The increase in the Bank's share of the value of Hang Seng Life's long-term assurance business in the first half of 2002 amounted to HK$45 million. The amount attributable to the periods prior to 1 January 2002 amounting to HK$206 million has been recognised through "Retained profits" brought forward at 1 January 2002 and "Investment in associated companies" in the balance sheet.

26 比較數字

部份比較數字已重新分類，以符合是期之賬項安排。

26 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

27 市場風險

市場風險乃因受利率、滙率或股票及商品價格之變動，而令恒生產生盈利或虧損。市場風險源自按市值計價基準列賬，以及按應計基準列賬之金融工具。客戶業務及自行持倉活動均會對本行產生市場風險。

市場風險受董事會所核准之風險限額所規範。風險限額按每類產品及風險類別釐定。在設定風險限額時，產品之市場流通性為其中一個主要考慮因素。風險限額之設置乃配合有關風險量計之技巧，包括每個投資組合之持盤限額，敏感性限額與涉及風險數值限額。

恒生採用滙豐集團所訂定之風險管理政策及風險量計技巧，設立監察每日之實際風險與核準之風險限額比較之程序，並於有需要時作出行動以確保整體風險維持於可接受之水平。

涉及風險數值是一種按一置信水平估計由於市場滙率、利率及價格在特定持盤時間內之變動而使風險持倉盤可能出現虧損之技巧。恒生計算涉及風險數值之模式採用方差/協方差基準，利用過往市場價格變動資料，按百分之九十九置信水平及十日持倉期之基準作推算，並考慮不同市場及價格之間之相互關係。市場價格的變動乃參考過去兩年的市場數據計算。綜合不同風險數值乃根據各風險類別之間互不相干的假設而計算。

27 Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

27 市場風險 *(續)*

恒生已獲香港金融管理局之批准，採用此風險數值模式計算資本充足比率內之市場風險。此外，香港金融管理局亦對本行之市場風險管理程序表示滿意。

於二零零二年六月三十日，所有利率及滙率之風險持倉之涉及風險數值為港幣二億八千五百萬元，而於二零零一年十二月三十一日之數值則為港幣三億五千二百萬元。二零零二年上半年內平均涉及風險數值為港幣二億九千七百萬元，而期內涉及風險數值最高為港幣四億四千二百萬元，最低為港幣一億九千四百萬元。若以個別組合基礎計算，則交易組合及應計賬項涉及風險之數值於二零零二年六月三十日分別為港幣四百萬元（二零零一年十二月三十一日為港幣五百萬元）及港幣二億八千四百萬元（二零零一年十二月三十一日為港幣三億五千三百萬元）。

在二零零二年上半年，與市場風險有關之財資業務每日平均收入（包括應計賬項之淨利息收入及與交易持倉之資金成本）為港幣八百萬元，二零零一年上半年為港幣六百萬元。該等每日收入之標準差為港幣四百萬元（二零零一年上半年為港幣三百萬元）。在二零零二年上半年之一百二十一個交易日中並無錄得虧損記錄，最常見之一日收入，是介乎港幣四百萬元至港幣八百萬元之間，佔九十八日。最高之一日收入則為港幣三千三百萬元。

本行之外滙風險主要包括財資處之外滙買賣及源自銀行業務之滙兑風險，後者交由財資處統籌，按董事會核准之外滙買賣限額內集中管理。

27 Market risk *(continued)*

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

The VAR for all interest rate risk and foreign exchange risk positions at 30 June 2002 was HK$285 million compared with HK$352 million at 31 December 2001. The average VAR for the first half of 2002 was HK$297 million, with a maximum of HK$442 million and a minimum of HK$194 million for the period. On an individual portfolio basis, the values at risk at 30 June 2002 relating to the trading portfolio and accrual portfolio were HK$4 million (HK$5 million at 31 December 2001) and HK$284 million (HK$353 million at 31 December 2001) respectively.

The average daily revenue earned from market risk-related treasury activities for the first half of 2002, including accrual book net interest income and funding related to dealing positions, was HK$8 million, compared with HK$6 million for the first half of 2001. The standard deviation of these daily revenues was HK$4 million (HK$3 million for the first half of 2001). No loss was recorded out of 121 trading days in the first half of 2002. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 98 occurrences. The highest daily revenue was HK$33 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors.

27 市場風險 *(續)*

於二零零二年六月三十日，外滙交易持倉涉及風險之數值為港幣四百萬元（二零零一年十二月三十一日為港幣四百萬元），而二零零二年上半年內平均數值則為港幣四百萬元，而期內涉及風險數值最高為港幣五百萬元，最低為港幣三百萬元。二零零二年上半年平均每日外滙交易盈利為港幣二百萬元（二零零一年上半年為港幣一百萬元）。

利率風險來自財資交易組合及應計賬項，由財資處於董事會核准之限額內管理。於二零零二年六月三十日，利率風險涉及之風險數值為港幣二億八千五百萬元（二零零一年十二月三十一日為港幣三億五千二百萬元）。而二零零二年上半年內之平均數值為港幣二億九千七百萬元，而期內涉及風險數值最高為港幣四億四千二百萬元，最低為港幣一億九千四百萬元。二零零二年上半年來自財資處與利率風險有關之業務每日平均收入為港幣六百萬元（二零零一年上半年為港幣五百萬元）。

27 Market risk *(continued)*

The VAR relating to foreign exchange positions was HK$4 million at 30 June 2002 (HK$4 million at 31 December 2001) and the average amount for the first half of 2002 was HK$4 million, with a maximum of HK$5 million and a minimum of HK$3 million in the period. The average one-day foreign exchange profit for the first half of 2002 was HK$2 million (HK$1 million for the first half of 2001).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The VAR relating to interest rate exposures was HK$285 million at 30 June 2002 (HK$352 million at 31 December 2001) and the average amount for the first half of 2002 was HK$297 million, with a maximum of HK$442 million and a minimum of HK$194 million for the period. The average daily revenue earned from treasury-related interest rate activities for the first half of 2002 was HK$6 million (HK$5 million for the first half of 2001).

28 外滙倉盤 / 28 Foreign currency positions

外滙風險包括因買賣、非買賣及結構性倉盤而產生。於二零零二年六月三十日，恒生只有美元非結構性外滙倉盤而佔整體外滙淨倉盤總額百分之十以上：

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2002, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies:

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
美元非結構性倉盤	US dollar non-structural position			
現貨資產	Spot assets	**238,064**	235,047	237,778
現貨負債	Spot liabilities	**(210,627)**	(207,328)	(206,264)
遠期買入	Forward purchases	**44,644**	64,170	39,001
遠期賣出	Forward sales	**(63,634)**	(83,184)	(61,725)
期權盤淨額	Net options positions	**–**	–	4
持有非結構性倉盤淨額	Net long non-structural position	**8,447**	8,705	8,794

於二零零二年六月三十日，本行之結構性外滙倉盤佔整體外滙淨倉盤總額百分之十以上者如下：

At 30 June 2002, Hang Seng's structural foreign currency positions which exceeded 10 per cent of the total net structural foreign currency position in all currencies are as follows:

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
結構性倉盤	Structural position			
美元	US dollar	**792**	508	508
人民幣	Renminbi	**95**	–	–

29 有關連人士之重大交易

(甲) 直屬控股公司及同母系附屬公司

於二零零二年上半年內，恒生按正常之銀行業務經營範圍與直屬控股公司及同母系附屬公司進行業務交易，其中包括同業存款、同業放款及資產負債表以外之交易。此等交易均按當時之市場價格進行。

恒生使用直屬控股公司之電子資料處理服務並與其共用自動櫃員機網絡，是按其成本收回基礎計算費用。此外，恒生亦將其中一個職員退休福利計劃經由同母系附屬公司擔任承保人及管理人，同時亦為一同母系附屬公司代理銷售強制性公積金產品。

期內此等交易所產生之總收支及期末與有關機構之存欠結餘及資產負債表以外之總合約金額詳列如下：

29 Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2002, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions.

Hang Seng used the IT services of, and shared an automated teller machine network with, its immediate holding company on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related-parties and the total contract sum of off-balance sheet transactions at the period-end are as follows:

期內收支結算 / Income and expenses for the period

		半年結算至二零零二年六月三十日 **Half-year ended 30 June 2002**	半年結算至二零零一年六月三十日 *Half-year ended 30 June 2001*	半年結算至二零零一年十二月三十一日 *Half-year ended 31 December 2001*
利息收入	Interest income	**126**	265	178
利息支出	Interest expense	**9**	33	8
其他營業收入	Other operating income	**38**	77	92
營業支出	Operating expenses	**276**	311	536

期末結餘 / Balances at the period-end

		二零零二年六月三十日 **At 30 June 2002**	二零零一年六月三十日 *At 30 June 2001*	二零零一年十二月三十一日 *At 31 December 2001*
總欠款	Total amount due from	**10,425**	7,641	8,297
總存款	Total amount due to	**1,896**	1,098	1,051
資產負債表以外之總合約金額	Total contract sum of off-balance sheet transactions	**28,664**	26,766	21,580

29 有關連人士之重大交易 *(續)*

(乙) 聯營公司

恒生給予一聯營公司一項免息股東貸款，於二零零二年六月三十日之結餘為港幣二億零八百萬元（於二零零一年六月三十日及十二月三十一日均為港幣二億零八百萬元）。本行為一聯營公司作人壽保險產品之銷售代理，於二零零二年上半年所收取之代理佣金合共為港幣一億四千二百萬元（二零零一年上半年及下半年分別為港幣八千九百萬元及港幣一億六千八百萬元）。

(丙) 最終控股公司

於二零零二年上半年，與本集團最終控股公司並無進行任何交易（與二零零一年相同）。

(丁) 主要行政人員

於二零零二年上半年，與恒生及其控股公司之主要行政人員及其有關連人士並無重大交易（與二零零一年相同）。

29 Material related party transactions *(continued)*

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2002 was HK$208 million (HK$208 million at 30 June 2001 and 31 December 2001). The Bank acted as agent for the marketing of life insurance products for an associated company. Total agency commissions received during the first half of 2002 amounted to HK$142 million (HK$89 million and HK$168 million for the first and second halves of 2001 respectively).

(c) Ultimate holding company

During the first half of 2002, no transaction was conducted with the Bank's ultimate holding company (unchanged from 2001).

(d) Key management personnel

During the first half of 2002, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (unchanged from 2001).

30 法定賬項

此中期報告所載資料乃未經審核及不構成法定賬項。

截至二零零一年十二月三十一日之法定賬項，已送呈公司註冊處及香港金融管理局。該法定賬項載有於二零零二年三月四日發出之無保留意見之核數師報告書。截至二零零一年十二月三十一日之年報及賬項，包括法定賬項，可向本行公司秘書部索取，地址為香港德輔道中八十三號十樓，或於恒生銀行之網址 www.hangseng.com 下載。

30 Statutory accounts

The information in this interim report is unaudited and does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2001 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 4 March 2002. The Annual Report and Accounts for the year ended 31 December 2001, which includes the statutory accounts, can be obtained on request from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website www.hangseng.com.

31 最終控股公司

恒生銀行為滙豐控股有限公司間接持有百分之六十二點一四權益之附屬公司。

31 Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

董事權益

本行董事依照香港聯合交易所有限公司之證券上市規則 (上市規則) 而作出之公佈，於二零零二年六月三十日所持有之本行及各相聯公司之權益詳情列於下表之內。

	個人權益	家屬權益	公司權益	其他權益	總數
持有本行之普通股 (每股面值港幣五元正)					
利國偉博士	1,091,516	1,094,783	350,990 (1)	158,152 (2)	2,695,441
艾爾敦先生	300	—	—	—	300
陳祖澤先生	—	—	—	1,000 (3)	1,000
何添博士	3,480,252	—	—	—	3,480,252
陸觀豪先生	1,983	2,500	—	—	4,483
莫偉健先生	1,625	—	—	—	1,625
持有滙豐控股有限公司之普通股 (每股面值0.50美元)					
利國偉博士	1,704,306	1,276,224	74,003 (1)	1,696,986 (2)	4,751,519
艾爾敦先生	—	13,440	—	—	13,440
鄭海泉先生	24,658	49,620	—	—	74,278
陳祖澤先生	14,283	—	—	3,000 (3)	17,283
何添博士	102,687	—	—	—	102,687
許晉乾先生	9,037	24,342	1,001,269 (4)	—	1,034,648
李家祥議員	—	18,132	79,622 (5)	—	97,754
陸觀豪先生	49,311	2,400	—	—	51,711
柯清輝先生	59,658	30,398	—	—	90,056
彭世文先生	10,719	—	—	—	10,719

註：

(1) 利國偉博士及其夫人有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(2) 利國偉博士及其夫人乃一慈善基金其中兩位信託人，該慈善基金持有1,633,660股滙豐控股有限公司股份，而該基金按稅務條例第88條可豁免繳稅。又利國偉博士之夫人乃兩項信託之兩名信託人之一，而該兩項信託包括158,152股本行股份及63,326股滙豐控股有限公司股份。利國偉博士及其夫人並非此註(2)內所述股權之受益人。

(3) 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股有限公司股份。

(4) 許晉乾先生有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(5) 李家祥議員有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

於二零零二年六月三十日，利國偉博士以家屬權益持有香港上海滙豐銀行有限公司發行二零零三年後償付有上下限浮息票據港幣二百五十萬元。

於二零零二年六月三十日，下列董事持有每股面值0.50美元之滙豐控股有限公司普通股之優先認股權。該等認股權乃滙豐控股有限公司無代價授予該等董事。

	於2002年6月30日持有之優先認股權	於上半年內行使優先認股權認購每股0.50美元之普通股	每股行使價(以便士計)	授予日期	開始行使日期	截止行使日期
艾爾敦先生	36,000	—	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	40,500	—	333.34	1996年4月1日	1999年4月1日	2006年4月1日
鄭海泉先生	1,875	—	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	—	602.99	2000年4月10日	2005年8月1日	2006年1月31日
陸觀豪先生	1,248	—	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,679	—	602.99	2000年4月10日	2005年8月1日	2006年1月31日
莫偉健先生	3,126	—	539.80	1999年4月1日	2004年8月1日	2005年1月31日
柯清輝先生	21,000	—	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	—	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	—	602.99	2000年4月10日	2005年8月1日	2006年1月31日
彭世文先生	18,000	—	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	21,000	—	333.34	1996年4月1日	1999年4月1日	2006年4月1日
	22,500	—	501.60	1997年3月24日	2000年3月24日	2007年3月24日
	20,250	—	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	—	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	—	602.99	2000年4月10日	2005年8月1日	2006年1月31日

於二零零二年六月三十日，以下董事根據滙豐控股有限公司有限制股份計劃，各獲授予每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份數目如下：

艾爾敦先生	218,000
鄭海泉先生	112,132
陸觀豪先生	47,787
莫偉健先生	44,217
柯清輝先生	80,126
彭世文先生	45,759

於截至二零零二年六月三十日止之半年內，本行並無發給認購本行股本或債務證券之權利予任何人士，亦無任何人士行使該等權利。

主要股東權益

根據本行依照證券（公開權益）條例而設之登記冊，於二零零二年六月三十日，下列公司擁有本行之權益（按照該條例所規定者）如下：

公司名稱	持有之普通股數量（每股面值港幣五元正）（佔總數百分率）
香港上海滙豐銀行有限公司	1,199,816,037 (62.76%)
HSBC Asia Holdings BV	1,199,816,037 (62.76%)
HSBC Asia Holdings (UK)	1,199,816,037 (62.76%)
HSBC Holdings BV	1,226,510,848 (64.15%)
HSBC Finance (Netherlands)	1,226,510,848 (64.15%)
滙豐控股有限公司	1,227,020,925 (64.18%)

香港上海滙豐銀行有限公司為HSBC Asia Holdings BV之全資附屬公司，HSBC Asia Holdings BV為HSBC Asia Holdings (UK)之全資附屬公司，而HSBC Asia Holdings (UK)為HSBC Holdings BV 之全資附屬公司。同時，HSBC Holdings BV 為HSBC Finance (Netherlands) 之全資附屬公司，而HSBC Finance (Netherlands) 則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands) 及滙豐控股有限公司所擁有之權益。

本行董事會認為，滙豐控股有限公司實益持有本行之普通股1,188,057,371股(62.14%)。

購買、沽售或贖回本行之上市證券

截至二零零二年六月三十日之六個月內，本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

薪酬

本行員工薪酬及薪酬政策的資料與二零零一年年報披露者大致相同，並無重大改變。

最佳應用守則

本行並無任何董事知悉資料足以合理地顯示本行於二零零二年上半年內任何時間未有遵守本行所採納董事之最佳應用守則之任何部份，該守則包括上市規則附錄十四之全部指引。

本地註冊認可機構中期財務資料之披露建議

此份中期報告所載截至二零零二年六月三十日止半年之資料，符合香港金融管理局於二零零一年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露中期財務資料指引之各項要求。

會計實務準則第二十五號之「中期財務報告」(「會計實務準則第二十五號」)

此份中期報告所載截至二零零二年六月三十日止半年之資料，符合會計實務準則第二十五號之各項要求。

暫停股份登記日期

本行將於二零零二年八月二十七日 (星期二) 及二零零二年八月二十八日 (星期三) ，暫停辦理股份過戶登記手續。為確保享有第一次中期股息，股份過戶文件連同有關股票，必須於二零零二年八月二十六日 (星期一) 下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室，本行股份登記處香港中央證券登記有限公司，辦理過戶手續。二零零二年第一次中期股息將於二零零二年九月四日 (星期三) 派發予二零零二年八月二十八日 (星期三) 已在股東名冊內登記之股東。

中期報告

此份中期報告可向香港德輔道中八十三號十樓恒生銀行公司秘書部索取，或於恒生銀行之網址http://www.hangseng.com下載。

Directors' interests

As at 30 June 2002 the interests of the Directors in securities of the Bank and its associated corporations disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") were detailed below.

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total Interests
Number of Ordinary Shares of HK$5 each in the Bank					
The Honourable Lee Quo-Wei	1,091,516	1,094,783	350,990 (1)	158,152 (2)	2,695,441
Mr D G Eldon	300	–	–	–	300
Mr John C C Chan	–	–	–	1,000 (3)	1,000
Dr Ho Tim	3,480,252	–	–	–	3,480,252
Mr Roger K H Luk	1,983	2,500	–	–	4,483
Mr W K Mok	1,625	–	–	–	1,625
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc					
The Honourable Lee Quo-Wei	1,704,306	1,276,224	74,003 (1)	1,696,986 (2)	4,751,519
Mr D G Eldon	–	13,440	–	–	13,440
Mr Vincent H C Cheng	24,658	49,620	–	–	74,278
Mr John C C Chan	14,283	–	–	3,000 (3)	17,283
Dr Ho Tim	102,687	–	–	–	102,687
Mr Jenkin Hui	9,037	24,342	1,001,269 (4)	–	1,034,648
Dr the Hon Eric K C Li	–	18,132	79,622 (5)	–	97,754
Mr Roger K H Luk	49,311	2,400	–	–	51,711
Mr Raymond C F Or	59,658	30,398	–	–	90,056
Mr S C Penney	10,719	–	–	–	10,719

Notes:

(1) The Honourable and Mrs Lee Quo-Wei together were entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(2) 1,633,660 shares in HSBC Holdings plc were held by a charitable foundation which is exempt from tax under section 88 of the Inland Revenue Ordinance and of which The Honourable and Mrs Lee Quo-Wei were members of the Board of Trustees. 158,152 shares in the Bank and 63,326 shares in HSBC Holdings plc were held by two trusts of which Mrs Lee was one of the two trustees. Neither The Honourable Lee Quo-Wei nor Mrs Lee was a beneficiary of the shareholdings mentioned in this note.

(3) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(4) Mr Jenkin Hui was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(5) Dr the Hon Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

At 30 June 2002, The Honourable Lee Quo-Wei had a family interest in HK$2,500,000 Subordinated Collared Floating Rate Notes 2003 issued by The Hongkong and Shanghai Banking Corporation Limited.

At 30 June 2002, the undermentioned Directors held options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 30 June 2002	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Mr D G Eldon	36,000	–	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	40,500	–	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
Mr Vincent H C Cheng	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr Roger K H Luk	1,248	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,679	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr W K Mok	3,126	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
Mr Raymond C F Or	21,000	–	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr S C Penney	18,000	–	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	21,000	–	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
	22,500	–	501.60	24 Mar 1997	24 Mar 2000	24 Mar 2007
	20,250	–	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006

At 30 June 2002, there were conditional awards of shares under the HSBC Holdings plc Restricted Share Plan made in favour of the undermentioned Directors for the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names:

Mr D G Eldon	218,000
Mr Vincent H C Cheng	112,132
Mr Roger K H Luk	47,787
Mr W K Mok	44,217
Mr Raymond C F Or	80,126
Mr S C Penney	45,759

No right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the half year ended 30 June 2002.

Substantial interests in share capital

The register maintained by the Bank pursuant to the Securities (Disclosure of Interests) Ordinance recorded that, as at 30 June 2002, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,199,816,037 (62.76%)
HSBC Asia Holdings BV	1,199,816,037 (62.76%)
HSBC Asia Holdings (UK)	1,199,816,037 (62.76%)
HSBC Holdings BV	1,226,510,848 (64.15%)
HSBC Finance (Netherlands)	1,226,510,848 (64.15%)
HSBC Holdings plc	1,227,020,925 (64.18%)

The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

Purchase, sale or redemption of the Bank's listed securities

During the six months ended 30 June 2002, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

Remuneration

There have been no material changes to the information disclosed in the Annual Report 2001 in respect of the remuneration of employees and remuneration policies.

Code of best practice

None of the Directors is aware of information that would reasonably indicate that the Bank is not, or was not for any part of the accounting period for the first half of 2002, in compliance with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Listing Rules.

Recommendations on interim financial disclosure by authorised institutions incorporated in Hong Kong

The information in the interim report for the half year ended 30 June 2002 complies with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2001.

Hong Kong Statement of Standard Accounting Practice 25 "Interim Financial Reporting" ("HKSSAP 25")

The information in the interim report for the half year ended 30 June 2002 complies with HKSSAP 25.

Register of shareholders

The Register of Shareholders of the Bank will be closed on Tuesday, 27 August 2002 and Wednesday, 28 August 2002, during which no transfer of shares can be registered. In order to qualify for the first interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited), Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4.00 pm on Monday, 26 August 2002. The first interim dividend will be payable on Wednesday, 4 September 2002 to shareholders on the Register of Shareholders of the Bank on Wednesday, 28 August 2002.

Copies of the interim report

Further copies of the interim report may be obtained from the Company Secretary Department, Hang Seng Bank Limited, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

註冊辦事處

香港德輔道中八十三號

電話：(852) 2198 1111

圖文傳真：(852) 2868 4047

直線電報：73311 73323 75225 63030

環球財務電訊：HASE HK HH

電報：HASEBA

網址：http://www.hangseng.com

Registered Office

83 Des Voeux Road Central, Hong Kong

Telephone: (852) 2198 1111

Facsimile: (852) 2868 4047

Telex: 73311 73323 75225 63030

SWIFT: HASE HK HH

Cable: HASEBA

Website: http://www.hangseng.com

股份登記處

香港中央證券登記有限公司

香港灣仔皇后大道東一八三號

合和中心十九樓一九零一至五室

Registrars

Computershare Hong Kong Investor Services Limited

Rooms 1901-5, Hopewell Centre, 19th Floor

183 Queen's Road East, Wanchai, Hong Kong

美國預託證券託管處

The Bank of New York (紐約銀行)

American Depositary Receipts

101 Barclay Street, 22W

New York NY 10286

USA

網址：http://www.adrbny.com

(美國境內免費電話) ：1-888-269-2377

Depositary

The Bank of New York

American Depositary Receipts

101 Barclay Street, 22W

New York NY 10286

USA

Website: http://www.adrbny.com

(Toll free): 1-888-269-2377

攝影：Kevin Orpin
Photography: Kevin Orpin

本中期報告以無氯漂白環保紙印製
This interim report is printed on environmentally friendly, totally chlorine-free paper

恒生銀行有限公司
香港德輔道中八十三號

Hang Seng Bank Limited
83 Des Voeux Road Central
Hong Kong